Exhibit 99.1

ANNUAL REPORT

For the three months ended 30 June 2019

VIVOPOWER INTERNATIONAL PLC

Annual Report and Accounts

VivoPower International PLC

VivoPower International PLC is an international solar and critical power services company, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Nasdaq: VVPR

Highlights

Accomplishments for Three Months Ended 30 June 2019

✔	49% growth in revenue over same period in prior year (unaudited)

✔	Forward order book in Critical Power Services increased by $19.9 million in the period, a 58% increase from 31 March 2019

✔	Positive underlying EBITDA of $0.4 million for the period

✔	Further 40% ($2.0 million annualised) reduction in Corporate and Solar Development overheads

✔	Unrestricted cash resources increased to $7.1 million from $4.5 million at 31 March 2019

✔	Net debt reduced by a further $1.7 million to $13.0 million (1)

	Three Months Ended	Year Ended 31 March
(US dollars in thousands, except per share data)	30 June 2019	2019	2018
Revenue	13,617	39,036	33,647
Gross profit	1,657	6,310	5,123
Operating loss	(33)	(5,410)	(7,595)
Adjusted EBITDA (2)	404	(1,176)	(3,201)
Basic earnings per share (dollars)	(0.11)	(0.83)	(2.06)
Diluted earnings per share (dollars)	(0.11)	(0.83)	(2.06)

1. Excluding the effect of a change in accounting policy for operating leases as further described in Note 2.16 to the consolidated financial statements.

2. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortisation, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees. We believe that Adjusted EBITDA and Adjusted earnings per share provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-IFRS or generally accepted accounting principles in the United States (“GAAP”) financial measure to supplement their IFRS or GAAP results, as applicable.

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Chairman’s Statement

VivoPower International PLC (“VivoPower” or the “Company”) is changing its financial year end to 30 June, with effect from 30 June 2019, This is being done to deliver on further productivity and cost savings by harmonising with the financial year end of its ultimate parent entity, Arowana International Limited, This Chairman’s Statement is accordingly for the three month period ended 30 June 2019. The key developments during this period were as follows:

•	Year on year revenue growth of 49% with a positive underlying EBITDA result of $0.4 million for the quarter;

•	Further growth in operating cashflow, resulting in unrestricted net cash balance increasing from $4.5 million to $7.1 million;

•	Continued balance sheet improvement, with a further reduction in net debt from $14.7 million to $13 million (excluding the effect of the change in accounting policy with respect to leases);

•	Further 58% increase in Australian Critical Power Services forward order book to another all-time record of $54.2 million; and,

•	Additional value adding progress made in both the Australian as well as US solar development businesses.

As mentioned in the Chairman’s Letter for the fiscal year ended 31 March 2019, VivoPower’s primary objective is to return to profitability this coming fiscal year. Given the results achieved for the quarter ended 30 June 2019, the board and leadership team remain confident that this objective can be delivered,

From a corporate governance standpoint, the Board expects to appoint another UK based non-executive director before the Company’s Annual General Meeting (AGM). The AGM is to be held on 23rd September 2019.

On behalf of the rest of the Board, I would like to take this opportunity to thank all of our stakeholders for their support and engagement during the period. Rest assured, the VivoPower team and the Board remains steadfastly committed to overcoming challenges and maximising value across its business units.

Kevin Chin, Chairman

21 August 2019

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Chief Executive’s Review

This Annual Report is for the three months ended 30 June 2019. Following an internal review for further cost savings and efficiencies across the Group, the Company decided to change its fiscal year end to 30 June, effective with 30 June 2019. Moving forward, this allows the Company to align reporting periods with its Australian operations and majority shareholder, Arowana International Limited. This will eliminate duplication and overlap in budgeting, reporting, and audit requirements and facilitate further reduction in corporate overhead costs.

We are pleased with the results for this three-month period as it confirms the change in trajectory for the Company, the culmination of the effort of our entire team to strategically expand the business into sectors with strong tailwinds, improve and optimize our operations, reduce costs, and focus on profitability. Returning to sustained profitability is one of our primary objectives and we can begin to see the green shoots of progress in this area as we report a 49% growth in revenue over the same period last year and positive EBTIDA for the first time in over two years.

The backbone of our performance for the quarter continues to be Critical Power Services, where revenue grew 60% over the same period last year and produced a profit right to the bottom-line. The forward order book for Critical Power Services grew by $19.9 million in the three months ended 30 June 2019, on top of the $34.3 million reported at 31 March 2019. These orders have come largely from new industry sectors which have been targeted for growth, including solar, data centres, and health care. This confirmed growth is further supported by a strong business development pipeline of additional opportunities totalling $36.1 million across all these sectors as well the traditional business base in utilities, industrial, and mining.

Australian solar development continued strongly through the quarter, with approval of a new 5 MW project to be developed in conjunction with our partners, ITP Renewables, for completion by June 2020. The first 15 MW project developed with ITP is nearing completion and is expected to be ready for construction in October 2019. We believe that continued focus and investment in Australian solar development is strategic, not only for the returns which it can provide directly, but also for the pipeline of potential EPC work it can provide to J.A. Martin.

A primary focus continues to be maximising the value and monetise our U.S. portfolio of solar projects held in the ISS Joint Venture. After having remediated development process issues such as improper project documentation management and lack of proactive engagement with potential customers to secure power purchase agreements (“PPAs”) in the last six months, a dedicated inhouse sales advisor is now fully focused on securing value accretive corporate PPAs for all projects, extending the life and viability of projects, and actively marketing the portfolio to a range of targeted domestic and international investors, developers, and large corporates. We remain optimistic that our current strategy and focussed activity will produce meaningful value accretive progress on crystallisation of these assets in the next 12 months.

We will continue to be diligent in managing the overhead costs to ensure as much revenue as possible reaches the bottom-line and profitability can not only be restored but build a sustainable and resilient cash generative business that will result in maximum value for our shareholders.

I appreciate the ongoing support of our shareholders, suppliers, customers, employees, and other stakeholders in our effort to restore profitability and build the value and enhance the saleability of our assets. While we are not where we want to be yet, I am confident that we are on the right path and the promising signs we see in this report will mature more significantly over the next 12 months to produce meaningful transformation of the business in due course.

Art Russell

Interim Chief Executive Officer

21 August 2019

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Strategic Report

Principal Activities

VivoPower is an international solar and critical power services company that focuses on small and medium scale solar development, engineering, procurement and construction (“EPC”) and selected solar asset ownership and maintenance. Headquartered in London, VivoPower has operations in the United States, Australia and the United Kingdom.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems, including for solar farms. Solar Development is the development and sale of commercial and utility scale PV solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom. See Note 4.2 to our consolidated financial statements included herein for a breakdown of our financial results by reportable segment.

Critical Power Services

VivoPower, through its wholly-owned Australian subsidiaries, J.A. Martin and Kenshaw, provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to a customer base in excess of 750 active commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centres and solar farms.

J.A. Martin and Kenshaw are owned by VivoPower through a holding company called Aevitas, which was formed in 2013 and acquired by VivoPower in December 2016.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical, mechanical and non-destructive testing services.

J.A. Martin Electrical Pty Limited

Founded in 1968, J.A. Martin is a specialised industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in NSW, for more than 50 years.

J.A. Martin operates from three premises in New South Wales, including a factory in Newcastle which manufactures, and services customised industrial switchboards and motor control centres. It has two office and workshop facilities, in the Hunter Valley for servicing the infrastructure, mining and industrial sectors, and in the Liverpool Plains for servicing customers in the infrastructure and mining sectors.

J.A. Martin’s core competencies include: customised industrial switchboard and motor control centre design, manufacture and maintenance; industrial electrical engineering, project management for mining, infrastructure and industrial applications; solar farm electrical contracting and EPC; electrical maintenance and servicing; and, industrial, mining and infrastructure CCTV and data cabling. With 117 employees and a fleet of 66 service vehicles J.A. Martin has built a strong reputation throughout eastern Australian for exceptional engineering and design, delivered on time and budget, supported by a high-level of quality and service.

J.A. Martin serviced over 250 customers in the past year across a diverse range of industries, including solar farms, grain handling and agriculture, water and gas utilities, cotton gins, commercial buildings, mining, marine and rail infrastructure. J.A. Martin’s commitment to health & safety and quality, as recognised by their AS 4801 and ISO 9001 certifications, has positioned them to service some of the largest and most respected firms in the world.

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Strategic Report (continued)

With their history and core business centred in the industrial and mining sector of New South Wales, J.A. Martin has recently taken a firm foothold in the Australian solar electrical and EPC market, focusing on the small and medium sized solar projects segment of the market. The Australian solar generation market has a strong long-term growth outlook. Bloomberg New Energy Finance energy outlook forecasts renewable power investment in Australia will reach more than $138 billion by 2050. In addition, there is significant growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. J.A. Martin has recently completed the provision of electrical installation and services for its third solar farm. J.A. Martin has now also been approved by the Clean Energy Council of Australia allowing them to complete the entire EPC process, not just the electrical component, and as a result is very well positioned competitively to leverage the strong growth outlook for Australian solar.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Three Months Ended 30 June		Year Ended 31 March
(US dollars in thousands)	2019	2018 (unaudited)	2019	2018
Electrical installation projects	774	1,030	8,375	6,165
Electrical service contracts	2,986	2,244	7,361	9,425
Electrical switchboard manufacturing	1,813	2,466	4,949	4,372
Total revenue	5,573	5,740	20,685	19,962

Revenue reported for the three months ended 30 June 2019 is materially impacted by the decrease in the exchange rate of the Australian dollar to the U.S. dollar. If the same exchange rate applicable to the three months ended 30 June 2018 was applied, revenue for the three months ended 30 June 2019 would be reported at $6.0 million instead of $5.6 million.

J.A. Martin is a business-to-business enterprise and obtains most of its business through tender processes or from extension of services to existing or previous customers.

There is no material seasonality which impacts this business.

With over 50 years of history, J.A. Martin sources its supplies from a large number of domestic suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. These relationships are integral to the realisation of its commercial goals and ability to meet the demands of customers in a competitive marketplace.

With over 250 active customers for the year ended 30 June 2019, the business is not reliant upon any one customer, nor is the business dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw has a unique mix of electrical, mechanical and non-destructive testing capabilities for customers across a broad range of industries, operating from its facilities in Newcastle, New South Wales, and Canberra, Australian Capital Territory. Kenshaw’s success has been built on the capability of its highly skilled personnel to be able to provide a wide range of power generation solutions, products and services across the entire life-cycle for electric motors, power generation, mechanical equipment and non-destructive testing. From the head office in Newcastle, Kenshaw’s engineers provide regular and responsive service to long-standing clients ranging from data centres, hospitals, mining and agriculture to aged care, transport and utility services.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customised motor modifications; non-destructive testing services including crack testing; diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and, industrial electrical services.

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Strategic Report (continued)

A growing market for Kenshaw is the data centre sector and it is benefiting from this growth through Kenshaw’s long-term relationship with one of Australia’s leading data centre companies,

A second key growth market for Kenshaw is hospitals and aged care facilities. According to a 2015 Intergenerational Report by the Australian Treasury Department, this is expected to require the development of approximately 76,000 new locations by 2024 in order to meet demand, as the number of Australians aged 65 years and over is forecast to more than double over the next 40 years. Kenshaw has built up significant experience through servicing longstanding customers such as Hunter New England Health, Anglican Care, and BUPA for which it delivers customised critical back up power solutions and services as well as generator and thermal imaging services.

Recent contract wins in the active treatment hospital sector, has also placed critical care power infrastructure as a priority for growth over the coming years. The Australian Government is providing record investment in health care across hospital funding. Nationwide, the Australian Government’s hospital funding contribution to states and territories is projected to grow from $21.2 billion in 2018/19 to an estimated $29.1 billion in 2024/25.

Revenue is earned entirely within Australia and is comprised of the following activities:

	Three Months Ended 30 June		Year Ended 31 March
(US dollars in thousands)	2019	2018 (unaudited)	2019	2018
Generator sales and installation	6,381	1,120	11,095	5,919
Generator service and non-destructive testing	1,178	1,091	1,744	1,786
Motor sales and overhaul	377	470	4,276	3,965
Total revenue	7,936	2,681	17,115	11,670

Kenshaw has a regional based marketing strategy, utilising sales staff on the road and internally, open and private tenders, targeted billboard advertising, and web-based advertising. New business is developed through a number of channels including: targeted cold calling, leveraging of existing relationships, breakdown services, and formal tendering process. Kenshaw also maintains strong relationships with key suppliers and consultants who will refer new and potential clients to us for projects and other works.

There is no material seasonality which impacts this business.

Kenshaw’s relationship with its primary suppliers enables it to sell and service their equipment as dealers or agents. It is a primary supplier and service agent for Cummins generators and WEG electric motors. Kenshaw also maintains long term relationships with other equipment manufacturers such as Toshiba and FG Wilson. This allows it to offer a complete solution to its clients with flexibility of product choice. While equipment manufacturers are vital to success, it is the working relationships with all its suppliers that allows Kenshaw to maintain our competitive advantage in delivering orders and projects.

For the three months ended 30 June 2019, 76% (year ended 31 March 2019: 32%) of Kenshaw’s revenue was earned from one customer and this customer is expected to continue to provide significant revenue in future years. However, with almost 500 active customers for the year ended 30 June 2019, the business is not solely reliant upon this customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Solar Development

VivoPower continues to prioritise the development, construction, and sale of solar projects in Australia, leveraging the customer relationships of J.A. Martin and Kenshaw and providing a pipeline of development of EPC opportunities to J.A. Martin. With respect to the U.S., the Company’s focus remains on the monetisation of our portfolio of solar projects, with a view to then using the proceeds to execute a strategic redeployment.

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Strategic Report (continued)

Successful solar development requires an experienced team that can manage many work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model is to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we have partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we have partnered with Innovative Solar Systems, LLC (“Innovative Solar”), one of the top solar developers in the U.S., having delivered 2.4 GW of projects to date, with another 13 GW in their current project pipeline.

Since long-term investors typically value projects on the basis of long-term rates of return (IRR), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed. With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market. To achieve these returns, we focus on managing capital in a disciplined manner during the early development stages and seeking strategic investors with a low cost of capital once projects achieve an advanced stage.

The stages of solar development can be broadly characterised as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and, (v) operation. Our business model is to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting, and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project.

Mid-stage development is focused on:

●

Transmission Interconnection Queue and Study - identification of a point of interconnection to the transmission or distribution system, obtaining a queue position with the relevant electric system operator, and completing at least one feasibility, screening, or system impact study (or equivalent). An interconnection study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

●

Environmental Impact Study and Permitting. Completion of an environmental impact study (or equivalent) is often a prerequisite to obtaining zoning/use permits. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits before an interconnection is agreed with the relevant utility. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits for the construction and operation of our solar project.

The most important goal of the advanced stage is to obtain an interconnection agreement with the relevant electric system operator and a revenue contract to sell power, usually through a Power Purchase Agreement (“PPA”). Long-term PPAs range from 5 to 15 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets.

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Strategic Report (continued)

A project in the advanced stage indicates a higher degree of confidence for successful completion. However, a project may become unachievable during any stage of development for a variety of reasons including, loss of land control, unsuitable studies, uneconomic interconnection or increased construction costs. Should a project be deemed not to be viable at any stage of development, the project will be discontinued. Accordingly, our focus is to continuously and rigorously evaluate project viability through the earlier development stages and identify projects which will not be viable as early as possible.

Once completing the advanced stage of development, a project is considered to be shovel-ready. Prior to construction, VivoPower seeks qualified investors to purchase projects in order to maximise the return on our capital and opportunities from capital recycling. Potential purchases are identified and engaged from those parties known to VivoPower, its development partners, previous investors, and generally within the renewable energy industry.

Depending on the purchasing party and their particular investment objectives and capabilities, VivoPower may enter into a development agreement with them to manage construction on their behalf. During the construction stage, key contracts such as the PPA and interconnection agreements are finalised and executed. Estimated costs to build and operate the project are determined with selected contractors, internal technical resources and engineers. All the definitive contracts between the projects, financing parties and the EPC firm who will build the project will be executed, the construction is completed, and project is commissioned and interconnected to the grid, achieving its commercial operations date (“COD”) under the PPA.

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimisation of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realise revenues from the sale of power.

The solar energy development industry is competitive. Competition within the industry is strong and can be expected to continue to increase. Some of our competitors have substantially more operating experience, access to financial, engineering, construction, business development or other resources important for solar energy development, larger footprints or brand recognition. We compete with energy and infrastructure funds and renewable energy companies and developers, as well as conventional power companies, to acquire, invest in and develop energy projects. Competition in the solar energy sector can be significantly affected by legal, regulatory and tax changes, as well as environmental and energy incentives provided by governmental authorities.

Our business is affected by various regulatory frameworks, particularly ones relating to energy and the environment. These include the rules and regulations of the Federal Energy Regulatory Commission, the U.S. Environmental Protection Agency, regional organisations that regulate wholesale electrical markets, state agencies that regulate energy development and generation and environmental matters, and foreign governmental bodies that occupy roles similar to the foregoing.

Our business is also affected by various policy mechanisms that have been used by governments to accelerate the adoption of solar power or renewable energy technologies generally. Examples of such policy mechanisms include rebates, performance-based incentives, feed-in tariffs, tax credits, accelerated depreciation schedules and net metering policies. In some cases, such mechanisms are scheduled to be reduced or to expire or could be eliminated altogether. Rebates are provided to purchasers of solar systems based on the cost and size of the purchaser’s solar power system. Performance-based incentives provide payments to a solar system purchaser based on the energy produced by their solar power system. Feed In Tariffs (“FITs”) pay solar system purchasers for solar power system generation based on energy produced at a rate that is generally guaranteed for a period of time. Tax credits and accelerated depreciation schedules permit an owner of a solar project to claim applicable credits and deduct depreciation from income on an accelerated basis on their tax returns. Net metering policies allow customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at a rate that is often at or near the full retail price of electricity.

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Strategic Report (continued)

In addition, many states in the U.S. and Australia have adopted renewable portfolio standards or similar mechanisms which mandate that a certain portion of electricity delivered by utilities to their customers come from eligible renewable energy resources. Some states significantly expanded their renewable portfolio standards in recent years.

Our business is also affected by trade policy and regulations. Examples include tariffs on solar modules and solar cells. Such tariffs can have a significant impact on the pricing and supply of solar cells and solar modules, and as a result impact the sale value and/or economic viability of projects.

Australia

VivoPower had previously developed and acquired a diverse portfolio of operating solar projects in Australia, totalling 2.7 MW across 81 sites in every Australian state and the Australian Capital Territory. VivoPower’s Australia projects are fully-contracted with commercial, municipal and non-profit customers under long-term power purchase agreements. Pursuant to the Company’s strategy to recycle development capital, we have partially monetised these projects, having completed the sale of the Amaroo Solar Project (0.6 MW) in February 2018, the Express Power Portfolio of solar projects (0.2 MW) in September 2018, and the Juice Capital Portfolio of solar projects (0.3 MW) in November 2018.

The Company’s remaining operating portfolio of solar projects consists primarily of the Sun Connect portfolio, a portfolio originally of 68 commercial and industrial sites totalling 1.6 GW acquired in December 2015, spread across five Australian states, with power purchase agreement end dates between 2033 and 2035. The Company has invested considerable time and effort to improve the portfolio including site performance evaluation, warranty replacements of faulty components, and customer communication. To date, a total of 15 sites have been disposed for gross proceeds of $228,000. Moving forward, as individual sites continue to reach the conclusion of the finance leases by which they were initially funded, VivoPower will collect an increasing stream of monthly revenue from retained projects. Revenue from remaining owned projects is currently $10,000 per month, and that figure will increase to as much as $26,000 per month by June 2022, subject to the number of sites sold in the interim. The Company will continue its focus on sale of the individual sites, while continuing to pursue portfolio-wide sale opportunities if available.

In addition to the Sun Connect Portfolio, VivoPower is continuing to develop and finance new small to medium sized solar projects throughout Australia, both individually and with experienced partners. Following a term sheet signed in February 2018, VivoPower entered into a definitive investment agreement with ITP in July 2018, for the development of a portfolio of utility-scale solar projects in New South Wales to an aggregate minimum target of 50 MW. ITP is a global leader in renewable energy engineering, strategy and construction, and in energy sector analytics. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects will be developed on a merchant basis, with corporate offsite PPAs sought on an opportunistic basis during the development period.

The Company commenced development of the first project under the ITP investment agreement, Yoogali Solar Farm, in July 2018. Yoogali Solar Farm is a 15 MW project that is expected to be shovel-ready in October 2019. Discussions are already underway with various investors seeking to acquire the project and, depending on the investor, VivoPower may remain involved to construct the project for a development fee to be agreed. A second solar project under the ITP agreement has recently been approved and is expected to complete development by June 2020.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which it can provide but also for the pipeline of potential EPC work it can provide to J.A. Martin. While this business has been slow to develop momentum, which we believe is largely a result of limited investment capital and historic projects which required significant attention but produced minimal income, we believe that with capital being recycled from both the Australian historic projects and sale of the U.S. portfolio, this business has the capacity to grow exponentially over the next two to five years and contribute significant development profits to VivoPower and EPC opportunities to J.A. Martin.

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Strategic Report (continued)

The Australian renewable energy market is expected to experience very strong growth over the coming years. According to Bloomberg, new renewable and flexible generators are expected to make up 78% of Australia’s energy capacity by 2050, up from just 33% in 2017. Over the same period, fossil fuels will decline from 67% to 17% of Australia’s capacity mix, driven by the increasing affordability of renewables along with retirements of coal and other traditional sources of generation. Over US$138 billion is forecast to be invested in new renewables and battery storage in Australia over that period, compared to less than US$25 billion in other sources.

Already the world leader in residential solar penetration, Australia will continue to add home rooftop solar, while at the same time seeing a boom in larger-scale commercial, industrial and utility-scale installations over the coming decade. With new solar already far less expensive than building or extending the lives of existing coal and gas generators, and nearly cheaper than running existing coal, Australia’s solar boom is expected to continue even in the absence of any additional incentives or other legislation.

The Company believes that the combined project development, financing and construction expertise of VivoPower and J.A. Martin uniquely positions us as a broad-spectrum service provider to the burgeoning Australian solar market.

United States

The Company’s key objective in the United States is to enhance the value and then monetise its portfolio of U.S. solar projects, with a view to using the proceeds to execute a strategic pivot for the Company in the next twelve months.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of Innovative Solar. The ISS Joint Venture provides a 50% ownership in a diversified portfolio of 38 solar projects in 9 states across the United States, with a combined potential electrical generating capacity of 1.8 GW.

Under the terms of the ISS Joint Venture, the Company has committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To 30 June 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at 30 June 2019, of $1.1 million, which is recorded in trade and other payables.

With respect to any sale, 2/3 of the first $15 million of cumulative gross proceeds of project sales are distributed to VivoPower, 1/3 of the following $15 million, and 50% thereafter.

Of the original 38 projects, three have been discontinued as we considered them less economically attractive versus other projects and did not want to invest further capital in them. The remainder of the projects are in various stages of development as summarised below and are all being actively marketed for sale with an expectation of full realisation within the next twelve months. The reflection of projects in fiscal years is based on the expected date the project will complete the advanced stage of development and be ‘shovel-ready’ and is for indicative purposes only as projects may be sold at any stage of development. None of these projects have been written up in value and continue to be carried at cost.

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Strategic Report (continued)

Early Stage		Mid Stage			Advanced Stage	
Project	**State**	**Capacity (MW)**	**Development Stage**	**Land Control**	**Interconnection Queue**	**Environmental Studies**	**Zoning / Use Permit**	**Interconnection Study**	**Interconnection Agreement**	**Power Purchase Agreement**
FY2020 Solar Projects										
IS 177	TX	34	Advanced	✓	✓	✓	✓	✓	✓	✓
IS 341	TX	27	Advanced	✓	✓	✓	✓	✓	✓	
IS 195	TX	41	Advanced	✓	✓	✓	✓	✓	✓	
IS 78	FL	75	Advanced	✓	✓			✓	✓	
IS 330	FL	41	Advanced	✓	✓			✓		
IS 145	TX	62	Advanced	✓	✓	✓	✓	✓		
IS 165	TX	62	Advanced	✓	✓	✓	✓	✓		
IS 144	TX	82	Advanced	✓	✓	✓	✓	✓		
IS 75	TX	55	Advanced	✓	✓	✓	✓	✓		
IS 207	TX	83	Advanced	✓	✓	✓		✓	✓	
IS 137	TX	27	Advanced	✓	✓	✓	✓	✓		
IS 305	TX	41	Advanced	✓	✓	✓	✓	✓		
IS 320	CO	41	Advanced	✓	✓	✓	✓	✓	✓	✓◆
IS 371	CO	86	Advanced	✓	✓	✓		✓		
IS 269	CO	55	Advanced	✓	✓	✓	✓	✓		
IS 168	FL	43	Advanced	✓	✓	✓		✓		✓◆
IS 239	CO	55	Mid	✓	✓	✓	✓			
IS 229	KS	69	Mid	✓	✓	✓				
IS 267	OK	41	Mid	✓	✓					
IS 291	KS	34	Mid	✓	✓	✓	✓			
IS 339	OK	69	Mid	✓	✓		✓			
IS 244	KS	34	Mid	✓	✓	✓	✓			
IS 76	SC	21	Mid	✓	✓	✓				✓◆
IS 129	SC	26	Mid	✓	✓	✓	✓			✓◆
IS 132	SC	26	Mid	✓	✓	✓	✓			✓◆
Subtotal	25 Projects	1,232								
FY2021 Solar Projects										
IS 107	TX	87	Mid	✓	✓	✓	✓			
IS 88	NM	87	Mid	✓	✓	✓	✓			
IS 276	TX	50	Mid	✓	✓	✓	✓			
IS 307	TX	50	Mid	✓	✓	✓	✓			
IS 111	GA	27	Early	✓		✓	✓			✓◆
IS 90	GA	27	Early	✓		✓	✓			✓◆
IS 83	GA	27	Early	✓		✓	✓			✓◆
IS 86	GA	27	Early	✓		✓	✓			✓◆
IS 370	WA	74	Early	✓		✓	✓			
IS 211	WA	56	Early	✓		✓	✓			✓◆
Subtotal	10 Projects	513								
Projects Discontinued										
IS 97	SC	28	Discontinued							
IS 84	SC	30	Discontinued							
IS 112	GA	20	Discontinued							
Subtotal	3 Projects	77								
Total US Projects	38 Projects	1,823

♦	Project is eligible for a PPA under PURPA, a U.S. federal law that requires utilities in regulated areas to offer PPAs to renewable energy providers with Qualifying Facilities.

Financial Results

Three Months Ended 30 June 2019

	Three Months Ended 30 June
(US dollars in thousands)	2019	2018 (unaudited )
Revenue from contracts with customers	13,617	9,111
Costs of sales	(11,960)	(7,446)
Gross profit	1,657	1,665
General and administrative expenses	(1,291)	(2,079)
Gain/(loss) on sale of assets	38	(4)
Depreciation and amortisation	(437)	(411)
Operating loss	(33)	(829)
Restructuring costs	(525)	(40)
Finance expense – net	(796)	(842)
Loss before taxation	(1,354)	(1,711)
Income tax	(92)	12
Loss for the period	(1,446)	(1,699)

During the three months ended 30 June 2019, the Company and its subsidiaries (the “Group”) generated revenue of $13.6 million, gross profit of $1.7 million, operating loss of $0.03 million and a net loss of $1.4 million. For the three months ended 30 June 2018, the Group generated revenue of $9.1 million, gross profit of $1.7 million, operating loss of $0.8 million, and a net loss of $1.7 million.

Adjusted EBITDA for the three months ended 30 June 2019 was a profit of $0.4 million, compared to a loss of $0.4 million for the same period in the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortisation, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees.

Page | 11

Strategic Report (continued)

The results of operations for the three months ended 30 June 2019 reflect a period of significant growth for the Critical Power Services business segment. Kenshaw in particular has won a number of new contracts with data centre and hospital sector customers. These have contributed to a $5.1 million growth in Critical Power Services revenues, to $13.5 million, compared to $8.4 million in the three months ended 30 June 2018. Solar revenues of $0.1 million result from sale of Solar Renewable Energy Certificates (“SREC’s”). By contrast Solar revenues were $0.6 million higher in the three months ended 30 June 2018, resulting from distributions from the Group’s investments in NC-31 and NC-47 solar projects in North Carolina, United States (together, the “NC Projects”) prior to their sale in July 2018.

The results of operations for the three months ended 30 June 2019, also reflect savings of $0.8 million in general and administrative costs compared to the three months ended 30 June 2018. There was significant effort to rationalise the cost base of the Solar Development business in the year. Headcount reduction and bringing in-house previously outsourced business activities has generated savings of $0.8 million in labour, legal and professional fees, and travel expenses.

The results of operations for the three months ended 30 June 2019 further reflect restructuring costs of $0.5 million for legal and professional fees related to disputes with former employees, as further described in Note 7 to the consolidated financial statements.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in U.S. and Australia. Corporate Office is all United Kingdom based corporate functions. The following are the results of operations for the three months ended 30 June by reportable segment:

Three Months Ended 30 June 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	13,484	133	-	13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on sale of assets	5	41	(8)	38
Depreciation and amortisation	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before taxation	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	171	(230)	(1,387)	(1,446)

Page | 12

Strategic Report (continued)

Three Months Ended 30 June 2018 (unaudited) (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	8,416	695	-	9,111
Costs of sales	(7,294)	(152)	-	(7,446)
Gross profit	1,122	543	-	1,665
General and administrative expenses	(662)	(721)	(696)	(2,079)
Loss on sale of assets	(4)	-	-	(4)
Depreciation and amortisation	(375)	(34)	(2)	(411)
Operating profit/(loss)	82	(212)	(698)	(828)
Restructuring costs	-	-	(40)	(40)
Finance expense – net	(256)	(164)	(422)	(842)
Loss before taxation	(174)	(377)	(1,160)	(1,711)
Income tax	8	4	-	12
Loss for the period	(166)	(373)	(1,160)	(1,699)

Finance expense for the three months ended 30 June 2019 remained at $0.8 million, with interest on convertible loan notes and preferred share financing in Critical Power Services and the $19.0 million Arowana shareholder loan in line with prior year at $0.4 million. An increase in interest payable of $0.1 million in Critical Power Services arose due from interest on debtor finance borrowings introduced in August 2018. This increase was offset by non-recurrence of interest on the $2.0 million short-term loan from SolarTide, LLC outstanding in the comparative period.

As of 30 June 2019, the Group’s current assets were $36.3 million (31 March 2019: $29.8 million), which was comprised of $7.1 million (31 March 2019: $4.5 million) of cash and cash equivalents, $0.6 million restricted cash (31 March 2019: $1.3 million), $15.0 million (31 March 2019: $10.4 million) of trade and other receivables, and $13.5 million (31 March 2019: $13.5 million) of assets held for sale related to the ISS Joint Venture portfolio.

Current liabilities were $29.1 million (31 March 2019: $20.8 million), primarily due to a $5.1 million increase in contract liabilities related to critical power contracts in process at 30 June 2019, $0.6 million due the change in accounting policy related to operating leases as further described in Note 2.16 to the consolidated financial statements, and a $0.8 million short-term shareholder loan advanced in the three months ended 30 June 2019.

Current asset-to-liability ratio at 30 June 2019 was 1.25:1 (31 March 2019: 1.43:1).

As of 30 June 2019, the Group had net assets of $22.5 million (31 March 2019: $24.0 million), including intangible assets of $31.8 million (31 March 2019: $32.3 million). Property, plant and equipment increased from $1.2 million at 31 March 2019 to $3.0 million at 30 June 2019, principally due the $1.6 million impact of the change in accounting policy related to operating leases as referenced above.

Cash generated for the three months ended 30 June 2019 was $2.6 million (year-ended 31 March 2019: $2.7 million), arising from cash generated by operating activities of $2.2 million (year-ended 31 March 2019: cash used $1.6 million), cash used in investing activities of $0.4 million (year-ended 31 March 2019: cash generated $11.9 million), and cash generated by financing activities of $0.7 million (year-ended 31 March 2019: cash used $7.6 million). At 30 June 2019, the Group had cash reserves of $7.1 million (31 March 2019: $4.5 million) and debt of $21.4 million (31 March 2019: $19.3 million), giving a net debt position of $14.3 million (31 March 2019: $14.7 million). The impact of the change in accounting policy with respect to operation leases as referenced above is an increase in debt of $1.3 million during the period.

Cash flows from investing activities in the current period comprised $0.1 million proceeds from sale of other project assets in Australia, offset by purchase of $0.4 million of operating assets in Critical Power Services businesses.

Page | 13

Strategic Report (continued)

Cash flows from financing activities totalled $0.7 million in the three months ended 30 June 2019. Inflows comprised an $0.8 million short-term shareholder loan, $0.2 million of additional debtor finance borrowings in Critical Power Services and $0.7 million transfer from restricted cash, principally due to settlement of the $0.5 million preferred supplier escrow. Partly offsetting these inflows were lease repayments of $0.1 million for right-of-use assets in Critical Power Services businesses and $0.8 million finance expenses.

Year Ended 31 March 2019

	Year Ended 31 March
(US dollars in thousands)	2019	2018
Revenue from contracts with customers	39,036	33,647
Costs of sales	(32,726)	(28,524)
Gross profit	6,310	5,123
General and administrative expenses	(7,685)	(12,814)
Gain/(loss) on sale of assets	(2,615)	1,356
Depreciation and amortisation	(1,420)	(1,260)
Operating loss	(5,410)	(7,595)
Restructuring costs	(2,017)	(1,873)
Impairment of assets	-	(10,191)
Impairment of goodwill	-	(11,092)
Finance expense – net	(3,239)	(3,386)
Loss before taxation	(10,666)	(34,137)
Income tax	(557)	6,258
Loss for the year	(11,223)	(27,879)

During the year ended 31 March 2019, the Company and its subsidiaries (the “Group”) generated statutory revenue of $39.0 million, gross profit of $6.3 million, operating loss of $5.4 million and a net loss of $11.2 million. For the year ended 31 March 2018, the Group generated revenue of $33.6 million, gross profit of $5.1 million, operating loss of $7.6 million, and a net loss of $27.9 million.

Adjusted EBITDA for the year ended 31 March 2019 was a loss of $1.2 million, compared to a loss of $3.2 million in the previous year. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortisation, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees.

The results of operations for the year ended 31 March 2019 reflect a year of significant growth for the Critical Power Services business segment. Kenshaw in particular has won a number of new contracts with data centre and hospital sector customers. These have contributed to a $6.0 million growth in Critical Power Services revenues, to $37.8 million, compared to $31.8 million in the year ended 31 March 2018. Solar revenues of $1.2 million comprise $0.4 million from sale of Solar Renewable Energy Certificates (“SREC’s”) and $0.8 million distributions from the Group’s investments in NC-31 and NC-47 solar projects in North Carolina, United States (together, the “NC Projects”) prior to their sale in July 2018. By contrast Solar revenues were $0.6 million higher in the year ended 31 March 2018, due principally to non-recurrence of development fee revenue recognised on the NC-47 project which was completed in April 2017.

None of the 38 solar projects in the ISS Joint Venture achieved a shovel-ready stage of development during the year and accordingly did not contribute to profitability in the year ended 31 March 2019.

The results of operations for the year ended 31 March 2019, reflect savings of $5.1 million in general and administrative costs. There was significant effort to rationalise the cost base of the Solar Development business in the year. Headcount reduction and bringing in-house previously outsourced business activities has generated savings of $4.1 million in labour, legal and professional fees, and travel expenses. Partly offsetting these savings were $0.6 million increase in labour and other overhead costs in Critical Power Services, required to support their growth in operations. Furthermore, there was a saving in one-time costs of $1.6 million for third party consulting fees incurred in the year ended 31 March 2018 on international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31.

Page | 14

Strategic Report (continued)

The results of operations for the year ended 31 March 2019 also reflects restructuring costs of $2.0 million comprised of $1.8 million of legal and professional fees related to disputes with former employees, as further described in Note 7 to the financial statements, and $0.2 million of further workforce reduction actions were also incurred in the year.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin and Kenshaw operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in U.S. and Australia. Corporate Office is all United Kingdom based corporate functions. The following are the results of operations for the years ended 31 March by reportable segment:

Year Ended 31 March 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortisation	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Loss before taxation	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

Year Ended 31 March 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortisation	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before taxation	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

The $2.6 million loss on sale of assets in the Solar Development segment in the current year is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase SRECs from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the prior year ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

Page | 15

Strategic Report (continued)

As a result of the sale of VivoRex, LLC, on 2 July 2019 as disclosed in Note 29 to the financial statements, total onerous contract provisions of $2.3 million, including the $1.9 million referenced above, were reversed and taken into income as a gain on sale of assets subsequent to year-end.

Financing costs decreased by $0.2 million year-over-year. Interest on convertible loan notes and preferred share financing in Critical Power Services and the $19.0 million Arowana shareholder loan remained in line with prior year. $0.2 million of borrowing costs was incurred in the year related to a $2.0 million short-term loan (“DEPCOM Loan”) provided by SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm that was involved in the development of the NC Projects. Foreign exchange movements were also reduced in the current year. Partly offsetting these reductions, an additional $0.2 million interest on debtor finance borrowings were incurred in the year.

As of 31 March 2019, the Group had net assets of $24.0 million (2018: $37.0 million), including intangible assets of $32.3 million (2017: $36.4 million) and non-current investments of nil (2018: $14.1 million).

As of 31 March 2019, the Group’s current assets were $29.8 million (2018: $21.3 million), which was comprised of $4.5 million (2018: $1.9 million) of cash and cash equivalents, $1.3 million restricted cash (2018: nil), $10.4 million (2018: $7.9 million) of trade and other receivables, and $13.5 million (2018: $11.4 million) of assets held for sale related to the ISS Joint Venture portfolio (2018: NC Projects). Current liabilities were $20.8 million (2018: $20.6 million), which resulted in a current asset-to-liability ratio of 1.43:1 (2018: 1.03:1) at year-end.

Cash generated for the year was $2.7 million (2018: cash used $9.0 million), arising from cash used by operating activities of $1.6 million (2018: cash generated $8.9 million), cash generated by investing activities of $11.9 million (2018: used $16.6 million), and cash used in financing activities of $7.6 million (2018: $1.3 million). At 31 March 2019, the Group had cash reserves of $4.5 million (2018: $1.9 million), restricted cash of $1.3 million (2018: nil) and debt of $19.3 million (2018: $22.3 million), giving a net debt position of $13.4 million (2018: $20.4 million).

Cash flows from investing activities in the current year comprised $11.8 million proceeds from the sale of NC Projects and $0.5 million proceeds from sale of other project assets in Australia. These were offset by purchase of $0.2 million of operating assets in Critical Power Services businesses and $0.3 million investment in solar projects in Australia.

Cash flows from financing activities included $2.0 million repayment of the DEPCOM Loan, a $4.0 million advance from NES on the sale proceeds of NC Projects, that was repaid on completion in July 2018. Also, the Group repaid the $0.8 million short-term loan from Arowana and $0.8 million of the parent company loan from Arowana. Finance lease repayments were $0.3 million, net of repayments, for motor vehicle assets in Critical Power Services businesses. $1.3 million transfers to restricted cash were made for security on debtor finance arrangements in Critical Power Services and cash held in escrow to fund a $0.5 million liability to DEPCOM. Also finance expense outflows of $3.2 million were incurred. Offsetting these, the Group received $0.8 million funding from debtor finance arrangements established in Critical Power Services.

Principal Risks and Uncertainties

VivoPower is exposed to a number of risks and uncertainties which could have a material impact on the Group’s long-term performance and could cause actual results to differ materially from historical and expected results.

Market risk

The Group’s financial performance is tied very closely to the business activity within both the renewable energy and the investment management sectors. Capital and project availability are identified as being key market risks.

Operational risk

VivoPower operates within local, and national, laws and regulations which from time to time may change.

Page | 16

Strategic Report (continued)

Competitive risk

Having the ability to pay developers down-payments to secure pipeline is advantageous, but there is competition from parties pursuing similar transactions. VivoPower expects greater competition from other parties entering the sector with this capability.

People risk

Attraction and retention of key staff is essential to the continued success of the business. The Board recognises that the future success of the Group will depend to a substantial extent not only on the ability and experience of its senior management, but also on individuals and teams that support the projects. Staff are remunerated appropriately and employees are encouraged to develop their skills.

International risk

As the Group operates internationally, it is subject to the tax laws and regulations of several countries. In addition, conducting business on different continents presents logistical and management challenges whether related to local standards, business cultures or compliance. The Group takes careful steps to comply with all applicable tax and other laws, rules and regulations.

Financial risk

It is the Group’s policy to manage identifiable financial risks. The Group operates internationally and so has exposure to movements in exchange rates, in particular between the US Dollar, GB Pound and Australian Dollar. The Group ensures that it holds sufficient cash amounts to meet all working capital requirements.

For further discussion on financial risk refer to note 28 of the financial statements.

Employees

People are central to our business and the contribution of talented and motivated employees is vital to the continued success of the Group. The Group has a policy of keeping employees informed of, and engaged in, its business strategy through regular briefings and team meetings. Employee involvement at all levels is encouraged.

It is a policy of the Group to recruit, develop and promote people on merit and to treat everyone equally regardless of their race, ethnic origin or nationality, age, gender, sexual orientation, disability, religion or belief.

The Group gives every consideration to applications for employment from disabled persons where the requirements of the position may be adequately covered by the abilities of the applicant concerned. In the event of members of staff becoming disabled, ways are examined to ensure that their employment with the Group continues and that the appropriate training is arranged. It is the policy of the Group to ensure that the training, career development and promotion of disabled employees should, as far as possible, be the same as that of other employees.

The table shows, as per required quoted company regulations, the number of staff of each gender employed at the Company and their level of seniority.

	Female	Male	Total
Directors	1	2	3
Senior Manager	7	17	24
Employees	8	149	157
Total	16	168	184

Page | 17

Strategic Report (continued)

Health and Safety

The health and safety of the Group’s employees, customers, and visitors is of primary importance. The Group is committed to creating and maintaining a safe and healthy working environment. Health and safety audits and risk assessments, including fire risk assessments, are carried out regularly.

The Environment

The Group recognizes the importance of environmental responsibility and believes that its direct activities have a positive impact on the environment as the Company facilitates greater use of renewable energy. In addition, lightly damaged solar panels, that would have otherwise been bound for landfill, are donated to charity.

Communities

VivoPower has maintained an active program of community involvement in the locations we operate, including support for local children’s sport teams and engagement with other worthwhile causes supported by our employees. In addition, as noted above, the Company donates lightly damaged solar panels to a charity that provides aid to the impoverished, supports local education initiatives, and assists with charitable renewable energy projects.

B Corp Certification

VivoPower became certified as a B Corp in April 2018. Consistent with this certification, the shareholders approved changes to the Articles of Association of the Company at the last annual general meeting on 20 August 2018, to include:

(i)

the purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole;

(ii)	in exercising the powers of the Company, a Director shall have regard to, among other matters, stakeholder interests such as:
a.	the likely consequences of any decision in the long term;
b.	the interests of the Company's employees;
c.	the need to foster the Company's business relationships with suppliers, customers and others;
d.	the impact of the Company's operations on the community and the environment;
e.	the desirability of the Company maintaining a reputation for high standards of business conduct; and,
f.	the need to act fairly as between members of the Company.

As a B Corp, the Company is committed to continuously improve its B Corp score and deliver on the B Corp triple bottom line of Planet, People and Profit.

The Directors consider the Company’s ongoing commitment to B Corp certification and continual improvement thereunder as the primary means by which the Directors have had regard to the matters set out in section 172(1) of the Companies Act 2006 when performing their duty to act in the way most likely to promote the success of the Company for the benefit of its members as a whole.

The Strategic Report comprising pages 4 to 18 was approved by the Board and signed on its behalf by:

Kevin Chin

Chairman

21 August 2019

Page | 18

Directors’ Report

The Directors are pleased to present their report and the audited financial statements of VivoPower International PLC (“the Company”) and its subsidiary undertakings (together “the Group”) for the three months ended 30 June 2019. Subsidiary and associated undertakings are listed in Note 13 to the financial statements.

Directors

The Directors who held office during the period and up until the date of this report:

	Appointed	Resigned
Non-executive Directors
Kevin Chin	27 April 2016
Peter Sermol	21 December 2016
Shimi Shah	28 December 2017

Pursuant to Articles of the Company, the Directors are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of Class A Directors expired at the Company’s first annual general meeting in September 2017, Class B Directors at the 2018 annual general meeting, and for Class C Directors will expire at the 2019 annual general meeting. At each annual general meeting, successors to the class of Directors whose term expired at that annual general meeting are elected for a term to expire at the third annual meeting following such election.

There are currently no Class A Directors. Peter Sermol is a Class B Director and was re-elected at the 2018 annual general meeting for a three-year term. Kevin Chin and Shimi Shah are Class C Directors and their term will expire at the 2019 annual general meeting.

Kevin Chin and Shimi Shah have both offered themselves for re-election to a further three-year term. Kevin and Shimi’s biographies are set out below. They both have a Non-Executive Directors Appointment Letter as described in the Director’s Remuneration Report on page 28. A resolution to reappoint Kevin Chin and Shimi Shah will be proposed at the forthcoming Annual General Meeting.

The Company maintains insurance cover for all Directors and officers of Group companies against liabilities which may be incurred by them while acting as Directors or officers of Group companies.

Details of Directors’ total remuneration are contained in the Directors’ Remuneration Report on page 28.

Details of the current Board of Directors and their relevant experience is provided below.

Kevin Chin

Kevin has extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations.

Kevin is the founder of Arowana & Co. (Arowana), a diversified investment group with operating companies across the U.K., U.S., Asia, Australia and New Zealand. Arowana has listed companies on the Australian Stock Exchange and NASDAQ as well as unlisted companies. Arowana International Limited, listed on the Australian Stock Exchange is the largest shareholder in VivoPower.

Over his twenty-five year career, Kevin has held a number of strategic and operational leadership roles and was also previously with LFG, J.P. Morgan, Ord Minnett, PwC and Deloitte. Kevin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance programme.

Page | 19

Directors’ Report (continued)

Peter Sermol

Peter has over thirty years of experience in institutional finance. Peter is the co-founder of North Star Solar Ltd, a company focused on installing U.K. rooftop solar PV and battery storage which developed a model to install renewable technologies with energy savings repaying capex.

Prior to this, with his proven track record in trading distressed debt, Peter ran the Toronto office of Amstel Securities, a Dutch regulated brokerage firm for eight years. During this period Peter expanded the office to focus on uncovering and seeding uncorrelated investment opportunities. Taking a sector agnostic view, investments ranged from Latin American NPL’s, financing Canadian property developers, Australian non-conforming loans, U.S. viatical life insurance policies, U.S. non-prime auto loans. During this period, he also served as CEO of an online media distribution company.

Previously, Peter worked with specialist brokerage and advisory firms including Anca Capital Partners and Amstel as well as co-founding his own brokerage firm, Global Markets Ltd trading Asian Convertible Bonds and GDRs. Peter studied marine electronics at the Merchant Naval College, Greenhithe.

Shimi Shah

Shimi has been actively involved in investing and venture capital for over 20 years. Shimi is the Chairperson of Carousel Solutions, a technology and business advisory group, focusing on assisting companies navigate expansion into and out of the Middle East and Europe, build diversified businesses, appoint boards, and provide efficient technology solutions to mitigate security risk and increase productivity.

Shimi is also an active independent director and advisory board member. She is a board director of Bboxx, a $25 million revenue distributed energy business, chairs the leading kid’s club design company called Worldwide Kids Club, is part of the advisory committee for the Green Gateway Fund, a $250 million clean technology and sustainability fund and is on the advisory board of the North East Fund, a $200 million regional development fund. She also sits on the board of the Pay It Forward Foundation based in the U.S.

Prior to this, she was CEO at FORSA LLC, Managing Partner at Partnerships UK (PUK), Chief Investment Officer at Hanson Capital, and has worked at 3i and Citigroup. Shimi holds Masters in Management from Queens’ College, Cambridge, and Bachelor of Science degree from King’s College, London, in Management and Economics. She is an active member of the Young President’s Organization (YPO) in Europe and Africa.

Statement of Directors Responsibilities

The directors are responsible for preparing the Annual Report and Accounts for the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for the financial period. Under that law they have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards and applicable law and have elected to prepare the financial statements for Company under the same methodology.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

●	select suitable accounting policies and then apply them consistently;

●	make judgements and estimates that are reasonable and prudent;

●	state whether applicable IFRSs have been followed, subject to any material departures disclosed and explained in the financial statements; and,

●	prepare the financial on the going concern basis unless it is inappropriate to presume that the Group and parent company will continue in business.

Page | 20

Directors’ Report (continued)

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and parent company and to prevent and detect fraud and other irregularities.

This annual report and financial statements together with the Notice of Annual General Meeting and other information regarding the Group may be viewed on the Company’s website at www.vivopower.com.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from the legislation in other jurisdictions in which the Company operates, including the U.S. and Australia.

The Directors consider the Company’s ongoing commitment to B Corp certification and continual improvement thereunder, as discussed on page 18 of the Strategic Report, as the primary means by which the Directors have had regard to the matters set out in section 172(1) of the Companies Act 2006 when performing their duty to act in the way most likely to promote the success of the Company for the benefit of its members as a whole.

Directors’ Insurance and Indemnities

The Directors have the benefit of the indemnity provisions contained in the Company’s Articles of Association and the Company has maintained throughout the year directors’ and officers’ liability insurance for the benefit of the Company, the Directors and its officers.

The Company has entered into qualifying third-party indemnity arrangements for the benefit of all its Directors in a form and scope which comply with the requirements of the Companies Act 2006 and which were in force throughout the year and remain in force.

Future Developments

A detailed description of the Group’s business operations, results for the three months ended 30 June 2019, and likely future developments are presented in detail in the Strategic Report.

Financial Instruments

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations. The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with a tight control of all financial matters. For additional information on the composition of financial instruments, management objectives and policies, risk exposure and mitigation refer to Note 27 of the financial statements.

Going Concern

The financial statements have been prepared on a going concern basis, as Directors believe the Company will be able to meet its liabilities as they fall due.

As at 30 June 2019, the Company had unrestricted cash totalling $7.1 million, compared to $4.5 million at 31 March 2019.

Page | 21

Directors’ Report (continued)

During the period ended 30 June 2019, the Company reduced general and administrative expenses within the Solar Development and Corporate segments by a further $2.0 million on an annualised basis, in comparison to the year ended 31 March 2019, and has plans to implement further reductions going forward. The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $1.1 million EBITDA for the three months ended 30 June 2019 and is expected to continue to perform at or above this level going forward.

The Company is also engaged in a financing initiative with respect to these businesses which is expected to release the restricted cash of $0.6 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to selling its investment in the ISS Joint Venture, with $13.5 million classified as assets held for sale; this investment is expected to be realised in cash over the next 12 months. The Directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through August 2020.

To ensure success of the business, the Directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These actions include the implementation of further operational cost reductions and a further sale of assets as required.

The Directors have examined going concern against a detailed profit, working capital, and cash flow forecast to August 2020, which reflects the matters discussed in the foregoing paragraphs but does not reflect any additional share issuance, new debt facilities other than disclosed above, nor sale of assets other than in the ordinary course of business. Having reviewed the future plans and projections for the Company’s business and its current financial position, the directors are satisfied that the Company has adequate financial resources to continue to manage the business risks successfully and to remain in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the report and accounts.

Legal Proceedings

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. Although we believe that the outcome of any such matters will not have a material adverse effect on our business, such outcomes are not ascertainable in advance and litigation can have an adverse impact on us because of defence and settlement costs, diversion of management resources, damages or penalties and other factors.

On 26 February 2018, Philip Comberg, formerly Chief Executive Officer and formerly a member of the Board of Directors of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). The claim is in respect of payments alleged to be due to Mr. Comberg, damages, and restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment in October 2017, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in PLC that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On 9 April 2018, VivoPower and VISL filed a defence and counterclaims against Mr. Comberg. In the defence, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg alleging that Mr. Comberg had mismanaged the Company, misrepresented information to the VivoPower Board, and failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL.

On 26 November 2018, VivoPower and VISL agreed to a settlement of the counterclaims for an undisclosed amount. No settlement has been reached with respect to Mr. Comberg’s claim. VivoPower and VISL continue to strongly deny and defend the Comberg Claims.

Page | 22

Directors’ Report (continued)

Donations

During the year ended 31 March 2019, the Group made no political donations nor other political expenditures.

Greenhouse Gas Emissions

Due to resource constraints, it is not practical for the Company to obtain information on greenhouse gas emissions resulting from our activities or operations or from use of purchased energy. Accordingly, no disclosure is made in this regard.

Share Capital

As at 30 June 2019, there are 13,557,376 ordinary shares in issue. There were no new shares issued or repurchased during the year. At the Company’s Annual General Meeting in 2017, the Directors were given authority to allot shares up to an aggregate nominal amount of $1,560.00.

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 per share for a total of $591,911, including commission and held them as treasury shares. During the three months ended 30 June 2019, 51,000 shares (year ended 31 March 2019: 75,805 shares) were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $61,560 (year ended 31 March 2019: $85,660) was expensed as employee compensation during the three months ended 30 June 2019 and the remaining cost of $171,000 was charged against retained earnings. The remaining 3,000 shares are being held as treasury shares and are included in the total number of shares outstanding at 30 June 2019.

There are no specific restrictions on the transfer of shares in the Company, which is governed by the Articles of Association and prevailing legislation, nor is the Company aware of any agreements between holders of securities that may result in restrictions on the transfer of shares or that may result in restrictions on voting rights.

There are no persons holding securities carrying special rights regarding control of the Company, no special rights attaching to shares under employee share schemes, no restrictions on voting rights, nor any significant agreements that take effect, alter or terminate on change of control of the Company following a takeover, with the exception of the conversion rights attached to the convertible preference shares and convertible loan notes in Aevitas Group Limited as described in Note 23 to the consolidated financial statements.

Substantial Interests

As at 16 August 2019, the last practicable date before publication of this report, the Company has been notified of the following interests of 3% or more of its issued capital of 13,557,376 ordinary shares.

	Number of Shares	Percentage of Issued Capital
Arowana International Limited (1)	8,176,804	60.30%
The Panaga Group Trust	1,241,531	9.2%

(1) Includes Arowana International Limited and its controlled entities including, Arowana Australasian Special Situations Fund 1 Pty Limited, Arowana Australasian VCMP 2, LP, Arowana Australasian Special Situations Partnership 1, LP, Arowana Energy Holdings Pty Ltd.

Dividends

The Company has never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant.

Page | 23

Directors’ Report (continued)

Articles of Association

The Company’s Articles of Association may only be amended by special resolution at a general meeting of shareholders.

Auditors

PKF Littlejohn LLP has indicated its willingness to continue as auditor. In accordance with s489 of the Companies Act 2006, a resolution to re-appoint them as auditors for the ensuing year will be put to the members at the forthcoming Annual General Meeting.

The Directors who held office at the date of approval of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

The Directors' Report comprising pages 19 to 24 was approved by the Board and signed on its behalf by:

Kevin Chin

Chairman

21 August 2019

Page | 24

Corporate Governance

The Company’s shares have been listed on NASDAQ since 29 December 2016. The Board is accountable to the Company’s shareholders for good governance and this statement describes principles of corporate governance that have been applied by the Company.

The Directors believe that good corporate governance, involving risk appraisal and management, prudent decision-making, open communication and business efficiency, is important for the long-term benefit of the stakeholders in the Group.

Board of Directors

The Board is collectively responsible for providing leadership of the Group within a framework of prudent and effective controls and constructively challenges and helps to develop and communicate the Group’s strategic aims.

The Board is currently comprised of three non-executive directors. The Board has determined that Peter Sermol, and Shimi Shah are independent in accordance with the listing rules of NASDAQ. All directors are given regular access to the Company’s operations and personnel as and when required. Their biographies on pages 19 and 20 illustrate their relevant corporate and industry experience to bring judgement on issues of strategy, performance, resources and standards of conduct which are vital to the success of the Group.

The Board considers the overall strategic direction, development and control of the Group and reviews trading performance, investment opportunities and other matters of significance to the Group. Various decisions require Board approval, including but not limited to the approval of the annual budget, larger capital expenditure proposals, acquisitions and disposals. Board papers, which are distributed to all directors in advance of each meeting, follow a set agenda although further subjects are added for discussion as the need arises.

The Board is scheduled to meet normally no less than six times per year to enable the Board to discharge its duties effectively and to consider those matters which specifically require Board review and decision. In addition, meetings are also convened on an adhoc basis when there is urgent or delegated business which cannot wait until the next scheduled meeting.

The following table sets out the number of meetings of the Board, excluding ad hoc meetings, and its committees during the year three months ended 30 June 2019 and the attendance of the members at those meetings (attended/eligible to attend):

	Board	Audit & Risk Committee	Remuneration Committee	Nomination Committee
Kevin Chin	2 / 2	1 / 1	0 /0	0 /0
Peter Sermol	2 / 2	1 / 1	0 /0	0 /0
Shimi Shah	2 / 2	1 / 1	0 / 0	0 / 0

Audit and Risk Committee

The Audit and Risk Committee is comprised of three Board members, the majority of whom the Board has determined are independent, with Shimi Shah serving as Chair and meets at least three times a year. The Interim Chief Executive Officer is generally in attendance in a non-voting capacity to provide detailed reports and deal with any queries which arise.

An invitation is also extended to the auditors to attend meetings of the Audit and Risk Committee in order to discuss issues relating to the audit and financial control of the Group. The auditors also have direct access, should they so require, to the Audit and Risk Committee. The Audit and Risk Committee has responsibility within the terms of reference for, among other things, the planning and review of the Group’s annual and interim financial statements, the supervision of its auditors in the review of such financial statements and the review and monitoring of their independence.

Page | 25

Corporate Governance (continued)

The Audit and Risk Committee focuses particularly on the Group’s compliance with legal requirements and accounting standards, and on ensuring that effective systems for internal financial control are maintained. The ultimate responsibility for reviewing and approving the report and interim statements

Remuneration Committee

The Remuneration Committee comprises three directors, the majority of whom the Board has determined are independent, with Shimi Shah serving as Chair. The Remuneration Committee meets at least twice a year and has the responsibility for determining, within the agreed terms of reference, the Group’s policy on the remuneration of senior executives.

Nominations Committee

The Nominations Committee comprises three directors, the majority of whom the Board has determined are independent, with Peter Sermol serving as Chair. The Nominations Committee identifies, evaluates and selects candidates for Board positions, ensures appropriate succession planning and reviews annually the composition and the size of the Board. In considering the appointment of a new director, the Nominations Committee considers and defines the characteristics, qualities, skills and experience that it considers would complement the overall balance and composition of the Board.

Internal Control

The Board oversees management’s activities in relation to the systems of internal control. Management has responsibility for maintaining the Group’s system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve the Group’s strategic business objectives and can only provide reasonable assurance against material misstatement or loss.

The key elements of the system of internal control are:

Control environment

There is sufficient segregation of duties and authorisation controls on approval of customer and supplier contracts, recruitment of staff, approval of purchases and payment of suppliers.

Financial reporting

The senior management has regular meetings to discuss all aspects of the business and review financial performance against budget and provides a monthly summary report to the Board. The Group has a sustainable system of financial reporting and forecasting covering profits, assets, liabilities, cash flow and capital expenditure. The systems include regular monitoring of cash, monthly reporting of financial results. Budgets and business plans are prepared annually and reviewed by the Board.

Capital investment

For any significant investment, a detailed proposal is first approved by the Company’s Investment Committee. then by the board of directors of VivoPower International Services Limited (“Services Board”). Any major investment is always approved by the Board or the Services Board. The Company’s Investment Committee process contains five stages to ensure the Company has an explicit understanding of a portfolio’s purpose, objective and a clear definition of success in determining whether the portfolio achieves that purpose and meets that objective. The five stages include:

(i)	Completion of a Lead Qualification Form to provide a project overview, indicative returns, capital required, risks, timeline and areas to consider in future diligence;

(ii)	First Investment Committee Meeting (‘IC1’) to provide a comprehensive summary of the project including detailed legal, technical, financial information and risks;

(iii)	Second Investment Committee Meeting (‘IC2’) which includes everything in IC1 plus summary of transaction documentation and update on diligence;

Page | 26

Corporate Governance (continued)

(iv)	Board approval to fund the project, and formally recommend that project executes transaction documentation; and,

(v)	Board approval to execute the transaction documentation.

Communications with Shareholders

The Company encourages two-way communications with shareholders. The Board endeavours to maintain good relationships with its institutional shareholders by holding regular meetings after results are published with further dialogue as requested.

The Company’s Annual General Meeting will be held on 23 September 2019 at the offices of DAC Beachcroft, LLP, 25 Walbrook, London, United Kingdom EC4N 8AF. The notice of the meeting is sent to shareholders at least 21 days before the meeting.

This annual report and financial statements together with the Notice of Annual General Meeting and other information regarding the Group may be viewed on the Company’s website at www.vivopower.com.

Page | 27

Directors’ Remuneration Report

This report has been prepared in accordance with the provisions of the United Kingdom Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended in 2013).

Statement by the Chairman of the Remuneration Committee

On behalf of the Remuneration Committee (the "Committee"), I am pleased to present the Remuneration Report for the three months ended 30 June 2019.

The Committee is comprised of Shimi Shah, Peter Sermol, and Kevin Chin, the majority of whom the Board has determined are independent.

The Committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com. The remuneration committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	Setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;

•	Reviewing the appropriateness and relevance of the remuneration policy;

•	Determining total individual compensation packages;

•	Reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;

•	Approving design of and targets for performance-related pay schemes;

•	Determining pension arrangements;

•	Appointing compensation consultants;

•	Approving contractual appointment terms for directors and senior executives; and,

•	Related duties.

The Company’s objective with respect to remuneration of directors is to attract and retain high-calibre individuals who are able to bring an appropriately senior level of experience and judgement to bear on issues of strategy, performance, resources and standard of conduct.

No changes are proposed to the Directors Remuneration Policy for Executive and Non-Executive Directors as approved by shareholders on 5 September 2017.

The Company's Annual Report on Remuneration, disclosing the compensation paid to directors in respect of the three months ended 30 June 2019 is provided below.

Annual Report on Remuneration (audited)

Executive Directors

The Company has had no Executive Directors since Carl Weatherley-White, former Chief Executive Officer, resigned as a Director on 28 December 2017.

Page | 28

Directors’ Remuneration Report (continued)

Non-Executive Directors

The amount earned by each Director for the three months ended 30 June 2019 and the years ended 31 March 2019 and 2018 is set out in the table below:

	Three months ended 30 June 2019				Year ended 31 March
	Salary and fees	Bonus and LTIP	Pension and Other Benefits	Total	2019 Total	2018 Total
Kevin Chin	£48,750	-	-	£48,750	£195,000	£195,000
Shimi Shah	£15,000	-	-	£15,000	£81,063	£15,000
Peter Sermol	£15,000	-	-	£15,000	£61,750	£113,000
Edward Hyams	-	-	-	-	£33,326	£53,000
Gary Hui	-	-	-	-	£110,837	£126,636

Kevin Chin receives £165,000 per annum for being Chairman of the Board plus a further £30,000 for being a member of the Audit, Nomination and Remuneration Committees. Kevin Chin was officially appointed as a Non-Executive Director on 1 August 2016, and prior to this date he acted for the benefit of the Company through his role as the Executive Chairman and CEO of Arowana International from the date of incorporation (i.e. 1 February 2016).

Shimi Shah was appointed as a Non-Executive Director on 28 December 2017 and commenced that role on the same date. Shimi Shah receives £48,000 per annum for being a Non-Executive Director and an additional £12,000 per annum for being a member of the Nomination, Audit and Risk, and Remuneration Committees. In accordance with the Directors’ Remuneration Policy, Shimi Shah was also paid a one-time fee of £20,690 in the year ended 31 March 2019 as additional compensation for additional work undertaken on behalf of the Company.

Peter Sermol was appointed as a Non-Executive Director on 1 August 2016 and commenced that role from 21 December 2016. Peter Sermol receives £48,000 per annum for being a Non-Executive Director and an additional £12,000 per annum for being a member of the Nomination, Audit and Risk, and Remuneration Committees. In accordance with the Directors Remuneration Policy, Peter Sermol was also paid a one-time fee of £60,000 in the year ended 31 March 2018 as additional compensation for foregone opportunities at the time he joined the Board.

There are no pension benefits available to Directors nor any additional benefit if a Director were to retire early.

No discretion was exercised in the award of Directors' remuneration.

No payments were made to any past Director during the period nor in connection with a Director's loss of office during the period.

There are no agreements with the Company and its Directors or employees for compensation for loss of office or employment that occurs because of a takeover bid.

Page | 29

Directors’ Remuneration Report (continued)

Director’s Interests

The Directors beneficial interest in the 13,557,376 issued ordinary shares of the Company as at 30 June 2019 are detailed below.

Outstanding scheme interests at 30 June 2019
	Number of Shares Beneficially Owned	Unvested scheme interests (not subject to performance measures)	Vested but unexercised scheme interests	Total shares subject to outstanding scheme interests	Total of all share interests and outstanding scheme interests, at 30 June 2019	Percentage of Outstanding Shares
Kevin Chin (1) (2) (3)	1,266,531	-	-	-	1,266,531	9.3%
Shimi Shah	-	-	-	-	-	-
Peter Sermol	-	-	-	-	-	-

(1)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(2)	Does not include shares held by Arowana International Limited, of which Mr. Chin is a director.
(3)

In 2015, Arowana Partners Group, a private Australian company of which Kevin Chin is a shareholder and director lent $607,470 to Gary Hui’s private vehicle, Beira Corp, a British Virgin Islands entity, pursuant to a loan agreement. Beira Corp has not paid back the loan together with accumulated interest upon its maturity and has been attempting to settle the loan in full by transferring 325,046 VivoPower International PLC shares to Arowana Partners Group. This has been rejected by Arowana Partners Group on the basis that the value of these shares is significantly below the outstanding loan and accumulated interest and that the transfer of such shares could be in contravention of securities law if any transfer happened during blackout periods. This matter is now the subject of a legal dispute and therefore the shareholding balances above do not reflect the VivoPower shares that Beira Corp currently holds.

Minimum shareholding requirements

The Company currently does not have any applicable shareholding guidelines. The Remuneration Committee reserves the right to implement shareholding guidelines. If shareholding guidelines are implemented, these will be disclosed in the relevant Annual Report on Remuneration.

Comparison to Company Performance

Performance graph and table and comparison to CEO pay

The following graph shows total shareholder return for the Company for the period from its listing on 29 December 2016 to 30 June 2019, relative to the Nasdaq Composite Index. The Nasdaq Composite Index is considered an appropriate comparator for VivoPower:

Page | 30

Directors’ Remuneration Report (continued)

The following table shows details of the compensation paid to the individual(s) in the role of CEO:

	Single figure of remuneration			Bonus as % of maximum			LTIP as % of maximum
	Three Months	Year Ended 31 March		Three Months	Year Ended 31 March		Three Months	Year Ended 31 March
	Ended 30 June 2019	2019	2018	Ended 30 June 2019	2019	2018	Ended 30 June 2019	2019	2018
Art Russell	£66,094	£25,336	N/A	0%	0%	N/A	0%	0%	N/A
Carl Weatherley-White	N/A	£321,019	£146,904	N/A	0%	0%	N/A	15%	0%

Art Russell was appointed Interim Chief Executive Officer on 26 February 2019. The information presented for 2019 reflects his compensation for the period of his tenure as CEO, from 26 February 2019 to 30 June 2019.

Carl Weatherley-White was appointed as Chief Executive Officer and a Director on 4 October 2017 and resigned as a Director on 28 December 2017, remaining as Chief Executive Officer until his resignation on 12 February 2019. The information presented for 2018 reflects his compensation for the period of his tenure as CEO, from 4 October 2017 to 31 March 2018.   The information presented for the year ended 31 March 2019 reflects his compensation for the period of his tenure as CEO from 1 April 2018 to 12 February 2019 and excludes £85,332 of separation compensation due pursuant to his employment agreement.

There was no change in the compensation of the Interim Chief Executive Officer during the three months ended 30 June 2019 in comparison to the previous year.

Relative importance of pay

The table below shows the total pay for all of the Group's employees compared to other key financial indicators.

(US dollars)	Three Months Ended 30 June 2019	Year Ended 31 March
		2019	2018
Employee remuneration	4,114,000	17,413,000	16,977,000
Distributions to shareholders	NIL	NIL	NIL

Implementation of Remuneration Policy

Executive Directors

The Company has had no Executive Directors since Carl Weatherley-White, former Chief Executive Officer, resigned as a Director on 28 December 2017.

Non-Executive Directors

Cash Compensation

The Committee will pay annual retainers to non-executive directors in line with the remuneration policy approved by shareholders on 5 September 2017. The Committee intends to keep the value of annual retainers under review and will consider from time to time whether the amount and terms on which retainers are payable are appropriate given the Company's economic position and wider market conditions. Any changes to retainers will be compliant with the remuneration policy and will be disclosed in the Remuneration Report for the relevant financial year.

Page | 31

Directors’ Remuneration Report (continued)

Directors receive an annual retainer for service on the Board, with supplementary retainers payable for additional Board responsibilities, as follows:

Annual retainer for Board membership	£ 48,000

Annual retainer for the Chairman of the Board	£165,000

Additional annual retainer for the committee members	Agreed Individually

The fee levels are reviewed on an annual basis and may be increased by the Company taking into account factors such as the time commitment of the role and market levels in companies of comparable size and complexity. Fees may be amended before any annual review to reflect any changes to the Director’s role or Board committee memberships which occur during the period or when making a new appointment.

New Directors may also be eligible for a one-time fee of £6,000 or such higher amounts as the Company determines, based on market conditions, the proposed New Directors’ skills and experience and the Company's circumstances.

Equity Compensation

There is currently no equity plan in place for Non-Executive Directors. The Committee may determine to implement a plan for Non-Executive Directors, which plan would be subject to any applicable approval requirements. Details of such a plan would be disclosed in the Remuneration Report for the relevant financial year.

Benefits

The Committee will provide benefits to Non-Executive directors in line with the remuneration policy approved by shareholders on 5 September 2017. The Committee intends to keep the value of benefits under review and will consider whether the amount and terms on which benefits are provided are appropriate given the Company's economic position and wider market conditions. Any changes to benefits will be compliant with the remuneration policy outlined above and will be disclosed in the Remuneration Report for the relevant financial year.

Consideration of Matters Relating to Directors’ Remuneration

Remuneration Committee

The members of the Committee during the three months ended 30 June 2019 and their attendance at meetings of the Committee, are set out below:

Attendance
Shimi Shah	0/0
Peter Sermol	0/0
Kevin Chin	0/0

No Non-Executive Directors are involved in deciding their own remuneration.

The Committee retained Pearl Meyer to advise the Committee on various matters, including the Equity Incentive Plan. Pearl Meyer is a signatory to the Remuneration Consultants' Code of Conduct. The Committee has reviewed the operating processes in place at Pearl Meyer and is satisfied that the advice it receives is independent and objective.

DAC Beachcroft LLP and Winston & Strawn LLP provide the Company with legal advice. Advice from DAC Beachcroft LLP and Winston & Strawn LLP is made available to the Remuneration Committee, where it relates to matters within its remit.

Page | 32

Directors’ Remuneration Report (continued)

Statement of voting at general meeting

The Directors' Remuneration Policy for the year ended 31 March 2017 was approved by shareholders at the Annual General Meeting held on 5 September 2017. The resolution to approve the remuneration policy was approved by 99.0% of voting shareholders.

The Annual Report on Remuneration for the year ended 31 March 2018 was approved by shareholders at the Annual General Meeting held on 20 August 2018. The resolution to approve the report was approved by 99.7% of voting shareholders.

The Remuneration Report was approved by a duly authorised Committee of the Board and signed on its behalf by:

Shimi Shah

Chair of the Remuneration Committee

21 August 2019

Page | 33

Independent Auditor’s Report to the Members of VivoPower International PLC

Opinion

We have audited the financial statements of VivoPower International PLC (the parent company) and its subsidiaries (the group) for the three months ended 30 June 2019 which comprise the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Statements of Financial Position, the Consolidated and Parent Company Statements of Cash Flow, the Consolidated and Parent Company Statements of Changes in Equity, and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the Parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

•

the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 30 June 2019 and of the group’s and the parent company’s loss for the three months then ended;

•

the group’s and parent company’s financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and, for the parent company, as applied in accordance with the provisions of the Companies Act 2006; and,

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions related to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you where:

•	the directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or,

•

the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group’s or the parent company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

Our application of materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the group financial statements as a whole to be $1 million. This was calculated by applying a percentage to revenue (2%) and net assets (5%). The parent company materiality was $100,000 based upon applying a percentage of the loss before tax (5%). Performance materiality for the group and parent company was set at 70% of overall materiality.

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Independent Auditor’s Report to the Members of VivoPower International PLC

Component materiality for significant and/or material subsidiary undertakings ranged from $375,000 to $55,000.

On overview of the scope of our audit

In designing our audit, we determined materiality, as above, and assessed the risk of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates. We also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

The accounting records of all significant and/or material Australian undertakings were audited by Component auditors, under the oversight of us as Parent Company auditors in accordance with International Standard on Auditing 600, based upon Component materiality and risk to the Group.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter		How the scope of our audit responded to the key audit matter

Revenue recognition		Our testing in this area included the following:

There is a risk of material misstatement of revenue from contracts with customers to include:		●	Reviewing the work undertaken by component auditors to ensure in accordance with the issued component instructions, including regular contact throughout the audit;

●	identification of performance obligations in customer contracts;	●	Updating and checking our understanding of the internal control environment for the significant income streams;

●	judging the timing of satisfaction of performance obligations;	●	Substantive testing on a sample of contracts concluded and in progress at the period end, including contract assets and liabilities and deferred and accrued income;

●	allocation of transaction price;	●	Testing the project stage of completion having reference, where applicable, to independent survey reports;

●	measuring the stage of completion for long term contracts (outputs versus inputs method) and	●	Review of post period end cash receipts and documents to test the completeness, cut-off and accuracy of revenue around the period end.

●	determining the costs incurred to obtain or fulfil contracts with customers.

Page | 35

Independent Auditor’s Report to the Members of VivoPower International PLC

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information. Our opinion on the group and parent company financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and,

•	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors’ Report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the group and parent company financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the group and parent company financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

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Independent Auditor’s Report to the Members of VivoPower International PLC

Auditors responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: http://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Thompson (Senior Statutory Auditor)	1 Westferry Circus
For and on behalf of PKF Littlejohn LLP	Canary Wharf
Statutory auditor	London, UK, E14 4HD

21 August 2019

Page | 37

Consolidated Statement of Comprehensive Income

for the three months ended 30 June 2019

		Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands, except per share amounts)	Note	2019	2019	2018
Revenue from contracts with customers	4	13,617	39,036	33,647
Cost of sales		(11,960)	(32,726)	(28,524)
Gross profit		1,657	6,310	5,123
General and administrative expenses		(1,291)	(7,685)	(12,814)
(Loss)/gain on sale of assets	5	38	(2,615)	1,356
Depreciation of property, plant and equipment	11	(214)	(430)	(420)
Amortisation of intangible assets	12	(223)	(990)	(840)
Operating loss	6	(33)	(5,410)	(7,595)
Restructuring costs	7	(525)	(2,017)	(1,873)
Impairment of assets		-	-	(10,191)
Impairment of goodwill		-	-	(11,092)
Finance income	9	-	4	9
Finance expense	9	(796)	(3,243)	(3,395)
Loss before income tax		(1,354)	(10,666)	(34,137)
Income tax	10	(92)	(557)	6,258
Loss for the period attributable to owners of the company		(1,446)	(11,223)	(27,879)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognised directly in equity		(102)	(2,998)	222
Total comprehensive loss for the period attributable to owners of the company		(1,548)	(14,221)	(27,657)

Earnings per share attributable to owners of the company (dollars)
Basic	24	(0.11)	(0.83)	(2.06)
Diluted	24	(0.11)	(0.83)	(2.06)

Page | 38

Consolidated Statement of Financial Position

as at 30 June 2019

		30 June	31 March
(US dollars in thousands)	Note	2019	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	11	2,951	1,205	1,915
Intangible assets	12	31,762	32,366	36,402
Deferred tax assets	10	2,113	2,054	2,570
Investments	14	-	-	14,147
Total non-current assets		36,826	35,625	55,034
Current assets
Cash and cash equivalents	15	7,129	4,522	1,939
Restricted cash	16	632	1,319	-
Trade and other receivables	17	14,992	10,399	7,903
Assets classified as held for sale	18	13,530	13,530	11,436
Total current assets		36,283	29,770	21,278
TOTAL ASSETS		73,109	65,395	76,312
EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	24,639	17,923	14,082
Income tax liability		449	287	103
Provisions	20	1,718	1,710	2,470
Loans and borrowings	21	2,327	887	3,955
Total current liabilities		29,133	20,807	20,610
Non-current liabilities
Loans and borrowings	21	19,359	18,380	18,385
Provisions	20	2,100	2,222	288
Deferred tax liabilities	10	1	1	26
Total non-current liabilities		21,460	20,603	18,699
Total Liabilities		50,593	41,410	39,309
Equity
Share capital	22	163	163	163
Share premium		40,215	40,215	40,215
Cumulative translation reserve		(2,279)	(2,177)	821
Other reserves	23	20,076	19,846	18,383
Accumulated deficit		(35,659)	(34,062)	(22,579)
Total Equity		22,516	23,985	37,003
TOTAL EQUITY AND LIABILITIES		73,109	65,395	76,312

These financial statements were approved by the Board of Directors on 21 August 2019 and were signed on its behalf by:

Kevin Chin, Chairman

Page | 39

Consolidated Statement of Cash Flow

for the three months ended 30 June 2019

		Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	Note	2019	2019	2018
Cash flows from operating activities
Loss for the period		(1,446)	(11,223)	(27,879)
Income tax		-	913	(6,258)
Finance income		-	(4)	(9)
Finance expense		796	3,243	3,395
Impairment of goodwill		-	-	11,092
Impairment of assets		-	-	10,191
Depreciation of property, plant and equipment		214	430	420
Amortisation of intangible assets		223	990	840
Loss/(gain) on sale of assets		(38)	2,615	(1,356)
Disposal of treasury shares	23	62	86	-
Increase in equity instruments		368	815	-
(Increase)/decrease in trade and other receivables		(4,593)	(2,543)	11,457
Increase in trade and other payables		6,716	3,841	5,822
(Decrease)/increase in provisions		(114)	(728)	1,182
Net cash from/(used in) operating activities		2,188	(1,565)	8,897
Cash flows from investing activities
Interest received	9	-	4	9
Proceeds on sale of property plant and equipment	5	-	464	2,297
Purchase of property plant and equipment	11	(400)	(348)	(1,101)
Investment in capital projects		-	(245)	(17,823)
Proceeds on sale of capital projects	5	84	11,981	-
Net cash from/(used in) investing activities		(316)	11,856	(16,618)
Cash flows from financing activities
Finance lease borrowings	21	-	-	519
Finance lease repayments	21	(63)	(304)	(181)
Financing agreements proceeds	21	-	4,000	2,000
Financing agreements repayments	21	-	(6,000)	-
Debtor finance borrowings	21	150	751	-
Loans from related parties	21	766	-	770
Repayment of loans from related parties	21	-	(1,520)	-
Repayment of bank loan	21	-	-	(1,023)
Finance expense	9	(796)	(3,243)	(3,395)
Transfers from/(to) restricted cash	16	687	(1,319)	-
Net cash from/(used in) financing activities		744	(7,635)	(1,310)
Net increase/(decrease) in cash and cash equivalents		2,616	2,656	(9,031)
Cash and cash equivalents at the beginning of the period	15	4,522	1,939	10,970
Effect of exchange rate movements on cash held		(9)	(73)	-
Cash and cash equivalents at the end of the period	15	7,129	4,522	1,939

Page | 40

Consolidated Statement of Changes in Equity

for the three months ended 30 June 2019

(US dollars in thousands)	Share Capital	Share Premium	Cumulative Translation Reserve	Other Reserves	Retained Earnings (Accumulated Deficit)	Total
At 1 April 2017	163	40,215	599	18,329	5,300	64,606
Total comprehensive loss for the year	-	-	222	-	(27,879)	(27,657)
Other reserves	-	-	-	54	-	54
	-	-	222	54	(27,879)	(27,603)
At 31 March 2018	163	40,215	821	18,383	(22,579)	37,003
Total comprehensive loss for the year	-	-	(2,998)	-	(11,223)	(14,221)
Equity instruments	-	-	-	1,018	-	1,018
Disposal of treasury shares	-	-	-	346	(260)	86
Other reserves	-		-	99	-	99
	-	-	(2,998)	1,463	(11,483)	(13,017)
At 31 March 2019	163	40,215	(2,177)	19,846	(34,062)	23,985
Change in accounting policy (see Note 2.16)	-	-	-	-	20	20
Restated at 1 April 2019	163	40,215	(2,177)	19,846	(34,042)	24,005
Total comprehensive loss for the period	-	-	(102)	-	(1,446)	(1,548)
Equity instruments	-	-	-	(3)	-	(3)
Disposal of treasury shares	-	-	-	233	(171)	62
	-	-	(102)	230	(1,617)	(1,489)
At 30 June 2019	163	40,215	(2,279)	20,076	(35,659)	22,516

For further information on “Other Reserves” please see Note 23.

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Notes to the Financial Statements

for the three months ended 30 June 2019

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is 7th Floor, 9 Berkeley Street, London, United Kingdom W1J 8DW.

In July 2019, the Board of Directors of the Company adopted a resolution to change the Company’s fiscal year end from 31 March to 30 June, commencing 30 June 2019. Moving forward, this allows the Company to align reporting periods with all of its Australian operations and majority shareholder, Arowana International Limited. Accordingly, these consolidated financial statements contain three-month transitional financial statements as at and for the three months ended 30 June 2019. Any amounts shown as at and for the three months ended 30 June 2018 are unaudited.

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’). The ultimate parent company into which these results are consolidated is Arowana International Limited.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements with adopted IFRS requires the use of critical accounting estimates. It also requires the management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

As at 30 June 2019, the Company had unrestricted cash totalling $7.1 million, compared to $4.5 million as at 31 March 2019 and $1.9 million as at 31 March 2018.

During the period ended 30 June 2019, the Company reduced general and administrative expenses within the Solar Development and Corporate segments by a further $2.0 million on an annualised basis, in comparison to the year ended 31 March 2019, and has plans to implement further reductions going forward. The Company’s Critical Power Services segment represented by J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited produced $1.1 million EBITDA for the three months ended 30 June 2019 and is expected to continue to perform at or above this level going forward.

The Company is also engaged in a financing initiative with respect to these businesses which is expected to release the restricted cash of $0.6 million and provide up to $1.0 million of additional working capital. Lastly, the Company is actively engaged in a process to enhance value with a view to selling its investment in the ISS Joint Venture, with $13.5 million classified as assets held for sale; this investment is expected to be realised in cash over the next 12 months. The Directors believe these actions provide sufficient cash to support business operations and meet obligations as they become due through August 2020.

Page | 42

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These actions include the implementation of further operational cost reductions and a further sale of assets as required.

Based on the foregoing, the directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing these financial statements.

All financial information presented in US dollars has been rounded to the nearest thousand.

2.2	Basis of consolidation

The consolidated financial statements include those of VivoPower International PLC and all of its subsidiary undertakings.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The Company controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of the subsidiaries acquired are included in the consolidated Statement of Comprehensive Income from the date of acquisition using the same accounting policies of those of the Group. All business combinations are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognised in the income statement as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group balances and transactions, including any unrealised income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity invested investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Joint arrangements

The Company applies IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. VivoPower has assessed the nature of its joint arrangement and determined it to be a joint venture, which is accounted for using the equity method.

2.3	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Limited and the Aevitas Group Limited (“Aevitas”). Goodwill is reviewed annually to test for impairment.

Page | 43

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortised over their useful economic lives.

Amortisation is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

Customer relationships – 10 years

Trade names – 15 - 25 years

Favourable supply contracts – 15 years

Databases – 5 years

2.4	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and the costs directly attributable to bringing the asset into use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted as separate items (major components) of property, plant and equipment.

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

Computer equipment - 3 years

Fixtures and fittings - 3 to 20 years

Motor vehicles – 5 years

Plant & equipment – 3.5 to 10 years

Right-of-use assets – remaining term of lease: 2 months to 6 years

2.5	Assets classified as held for sale

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognised for any subsequent write-down of the asset to fair value less costs to sell.

2.6	Leases

The Group leases offices, workshops, motor vehicles, and equipment for fixed periods of 2 months to 6 years, but may have extension options. Extension options are not recognised by the Group in the determination of lease liabilities unless renewals are reasonably certain.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Page | 44

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Until 31 March 2019, leases of property, plant and equipment were classified as either finance leases or operating leases, as further described below. From 1 April 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group has applied IFRS 16 using the modified retrospective approach.

Assets and liabilities arising from a lease are initially measured on a present value basis, with lease payments discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. The Group presents lease liabilities in loans and borrowings in the statement of financial position.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the Statement of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are presented in property, plant and equipment and depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Prior to 1 April 2019, leases were classified as finance leases whenever the terms of the lease transferred substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases. Assets held under finance leases were initially recognised as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives. Lease payments were apportioned between the repayment of capital and interest. The capital element of future lease payments was included in the Statement of Financial Position as a liability. Interest was charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability. Rentals payable under operating leases were charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating lease incentives were recognised as a reduction in the rental expense over the lease term.

2.7	Impairment of non-financial assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (‘CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired. The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognised in the Statement of Comprehensive Income.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent so that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Page | 45

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

2.8	Financial instruments

Financial assets and liabilities are recognised in the Group’s Statement of Financial Position when the Group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the consolidated financial statements.

From 1 April 2018, the Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss; and,

●	those to be measured at amortised cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified as at amortised cost only if both of the following criteria are met:

●	the asset is held within a business model whose objective is to collect contractual cash flows; and,

●	the contractual terms give rise to cash flows that are solely payments of principal and interest.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or,

●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities;

●	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

●	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Cash and cash equivalents

For the purpose of preparation of the Statement of Cash Flow, cash and cash equivalents includes cash at bank and in hand.

Restricted cash

Restricted cash are cash and cash equivalents whose availability for use within the Group is subject to certain restrictions by third parties.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognised over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortised over the full-length of the facility.

Page | 46

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure expected credit losses, trade receivables and contract assets have been grouped based on shared risk characteristics. In the year ended 31 March 2018, the impairment was based on the incurred loss model.

Trade and other payables

Trade and other payables are non-interest bearing and are stated at amortised cost using the effective interest method.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity, and excluded from the number of shares in issue when calculating earnings per share.

2.9	Taxation

Income tax expense comprises current and deferred tax.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax values. Liabilities are recorded on all temporary differences except in respect of initial recognition of goodwill and in respect of investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be offset. Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted by the end of the accounting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, they relate to income taxes levied by the same tax authority and the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax are recognised in the Statement of Comprehensive Income, except when the tax relates to items charged or credited directly to equity, in which case it is dealt with directly in equity.

2.10	Provisions

Provisions are recognised when the Group has a present obligation because of a past event, it is probable that the Group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Page | 47

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

2.11	Earnings per share

The Group presents basic and diluted earnings per share [EPS] data for ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for ordinary shares, therefore, diluted EPS is the same as basic EPS.

2.12	Foreign currencies

The Company’s functional and presentational currency is the US dollar. Items included in the separate financial statements of each Group entity are measured in the functional currency of that entity. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates of exchange prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates of exchange prevailing at the end of the reporting period.

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive Income and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognised as a separate component of shareholders’ equity.

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued or the equity created.

2.13	Revenue from contracts with customers

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance and generator sales. Revenue is recognised upon satisfaction of contractual performance obligations.

The Company adopted IFRS 15 “Revenue from Contracts with Customers” with effect from the date of incorporation.

The Group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

Development revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognised on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

On longer-term power services projects such as large-scale equipment provision and installation, the performance obligation of completing the installation is satisfied over time, and revenue is recognised on a percentage completion basis using an input method. Revenue for stand-alone equipment sales is recognised at the point of passing control of the asset to the customer. Other revenue for small jobs and those completed in a limited timeframe are recognised when the job is complete.

Page | 48

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Warranties are of short duration and only cover defective workmanship and defective materials. No additional services are committed to which generate a performance obligation.

No adjustment is made for the effects of financing, as the Group expects, at contract inception, that the period between when the goods and services are transferred to the customer and when the customer pays, will be one year or less.

If the revenue recognised for goods and services rendered by the Company exceeds amounts that the Company is entitled to bill the customer, a contract asset is recognised. If amounts billed exceed the revenue recognised for goods and services rendered, a contract liability is recognised.

Incremental costs of obtaining a contract are expensed as incurred.

2.14	Employee benefits

Pension

The employer pension contributions are associated with defined contribution schemes. The costs are therefore recognised in the month in which the contribution is incurred, which is consistent with recognition of payroll expenses.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount because of past service provided by the employee and the obligation can be reliably measured.

Short-term compensated absences

A liability for short-term compensated absences, such as holiday, is recognised for the amount the Group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.15	Restructuring costs

Restructuring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the consolidated statement of comprehensive income in accordance with IAS 1 in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganisations.

2.16	New standards, amendments and interpretations

During the current period, the Group adopted all of the new and revised Standards and Interpretations that are relevant to its operations and effective for accounting periods beginning on 1 April 2019. Their adoption did not have a material impact on the financial position of the Group, with the exception of IFRS 16 – Leases.

Effective 1 April 2019, the Group adopted the provisions of IFRS 16 – Leases on a modified retrospective basis, recognising the cumulative effect of initial application to opening retained earnings for the period.

Page | 49

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate. The Group used the following practical expedients when applying IFRS 16:

●	Applied the exemption not to recognise right of use assets and liabilities for leases with less than 12 months of lease term;

●	Excluded initial direct costs from measuring the right of use asset at the date of initial application; and

●	Apply a single discount rate to a portfolio of leases with similar characteristics.

The change in accounting policy affected the following items in the statement of financial position on 1 April 2019:

(US dollars in thousands)
Property, plant and equipment	1,586
Lease liability - current	(587)
Lease liability – non-current	(979)
Adjustment to opening retained earnings as at 1 April 2019	20

The adoption of IFRS 16 did not have a material impact on leases previously recorded as finance leases.

There are no other IASB and IFRIC standards that have been issued with an effective date after the date of the financial statements.

3.	Significant accounting judgements and estimates

In preparing the consolidated financial statements, the directors are required to make judgements in applying the Group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognised in the consolidated financial statements are discussed below.

3.1	Revenue from contracts with customers – determining the timing of satisfaction of services

As disclosed in Note 2.13 the Group concluded that solar development revenue and revenue from other long-term projects is recognised over time as the customer simultaneously receives and consumes the benefits provided. The Group determined that the percentage completion basis is the best method in measuring progress because there is a direct relationship between the Group’s effort and the transfer of services to the customer. The judgement used in applying the percentage completion basis affects the amount and timing of revenue from contracts.

3.2	Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.   Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied, as further disclosed in Note 12.

Page | 50

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

3.3	Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented in the consolidated statement of comprehensive income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit/(loss). Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

3.4	Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated Statement of Financial Position.

3.5	Deferred tax assets

Deferred tax assets for unused tax losses amounting to $1.005 million at 30 June 2019 (31 March 2019: $1.005 million; 2018: $1.585 million) are recognised to the extent that it is probable that sufficient taxable profit will be available against which the losses can be utilised. Management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits.

3.6	Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognised directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in VivoPower international PLC the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense was recognised immediately.

3.7	Convertible preference shares and loan notes

As part of the IPO listing process VivoPower International PLC acquired Aevitas. The instruments previously issued by Aevitas were restructured to become convertible into VivoPower International PLC shares. The Company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

Page | 51

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the Group’s chief operating decision maker.

The Group considers that it has three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale PV solar power projects in Australia and the U.S. Corporate Office is all United Kingdom based corporate functions.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the Group’s other components. Operating segments results are reviewed regularly by the Board of Directors to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

4.1	Revenue

Revenue by geographic location is as follows:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Australia	13,507	37,889	31,985
United States	110	1,147	1,662
Total revenue	13,617	39,036	33,647

Revenue by product and service is as follows:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Electrical products and related services	13,484	37,799	31,631
Development fees	-	90	828
Other revenue	133	1,147	1,188
Total revenue	13,617	39,036	33,647

The Group had one customer representing more than 10% of revenue for the three months ended 30 June 2019 (year ended 31 March 2019: one; 2018: none). Revenue recognised for this customer amounted to $6.0 million in the Critical Power Services segment.

Page | 52

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

4.2	Operating segments

a)	Segment results of operations

Results of operations by reportable segment are as follows:

Three Months Ended 30 June 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	13,484	133	-	13,617
Costs of sales	(11,864)	(96)	-	(11,960)
Gross profit	1,620	37	-	1,657
General and administrative expenses	(567)	(206)	(518)	(1,291)
Gain/(loss) on sale of assets	5	41	(8)	38
Depreciation and amortisation	(422)	(14)	(1)	(437)
Operating profit/(loss)	636	(142)	(527)	(33)
Restructuring costs	(15)	(39)	(471)	(525)
Finance expense – net	(358)	(49)	(389)	(796)
Profit/(loss) before income tax	263	(230)	(1,387)	(1,354)
Income tax	(92)	-	-	(92)
Profit/(loss) for the period	171	(230)	(1,387)	(1,446)

Year Ended 31 March 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	37,800	1,236	-	39,036
Costs of sales	(32,317)	(409)	-	(32,726)
Gross profit	5,483	827	-	6,310
General and administrative expenses	(2,823)	(2,148)	(2,714)	(7,685)
Loss on sale of assets	(30)	(2,585)	-	(2,615)
Depreciation and amortisation	(1,272)	(140)	(8)	(1,420)
Operating profit/(loss)	1,358	(4,046)	(2,722)	(5,410)
Restructuring costs	(8)	7	(2,016)	(2,017)
Finance expense – net	(1,354)	(221)	(1,664)	(3,239)
Loss before income tax	(4)	(4,260)	(6,402)	(10,666)
Income tax	(572)	15	-	(557)
Loss for the year	(576)	(4,245)	(6,402)	(11,223)

Year Ended 31 March 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	31,807	1,840	-	33,647
Costs of sales	(27,482)	(1,042)	-	(28,524)
Gross profit	4,325	798	-	5,123
General and administrative expenses	(2,173)	(6,468)	(4,173)	(12,814)
Gain on sale of assets	213	1,143	-	1,356
Depreciation and amortisation	(1,233)	(19)	(8)	(1,260)
Operating profit/(loss)	1,132	(4,546)	(4,181)	(7,595)
Restructuring costs	(335)	(964)	(574)	(1,873)
Impairment of assets	-	(10,191)	-	(10,191)
Impairment of goodwill	-	(11,092)	-	(11,092)
Finance expense – net	(1,283)	(400)	(1,703)	(3,386)
Loss before income tax	(486)	(27,193)	(6,458)	(34,137)
Income tax	(85)	6,291	52	6,258
Loss for the year	(571)	(20,902)	(6,406)	(27,879)

Page | 53

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

b)	Segment net assets

Net assets by reportable segment are as follows:

As at 30 June 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	45,881	26,534	694	73,109
Liabilities	(21,171)	(5,766)	(23,656)	(50,593)
Net assets	24,710	20,768	(22,962)	22,516

As at 31 March 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	35,472	29,538	385	65,395
Liabilities	(13,603)	(6,085)	(21,722)	(41,410)
Net assets	21,869	23,453	(21,337)	23,985

As at 31 March 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Assets	34,421	41,270	621	76,312
Liabilities	(6,473)	(11,101)	(21,735)	(39,309)
Net assets	27,948	30,169	(21,114)	37,003

5.	Gain/(loss) on sale of assets

The gain on sale of assets for the three months ended 30 June 2019, arose principally on the sale of Australian solar assets.

The loss on sale of assets for the year-ended March 31, 2019, totalling $2.6 million, is comprised of a $1.9 million provision for onerous contracts related to future obligations to purchase Solar Renewable Energy Certificates (“SRECs”) from the NC Projects, discontinued solar development projects in the ISS Joint Venture ($0.8 million), and a correction to the gain on the sale of Amaroo solar project reported in the year ended 31 March 2018 ($0.3 million), offset by a gain on sale of the NC Projects ($0.4 million).

On 25 May 2018, the Company sold its 14.5% and 10.0% equity interests in the NC-31 and NC-47 projects, respectively, to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, were $11.4 million. A gain on sale of $0.4 million was realized after the impairment recognized in the year ended 31 March 2018.

Page | 54

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

6.	Operating loss

Operating loss is stated after charging/(crediting):

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Amortisation of intangible assets	223	990	840
Depreciation of property, plant and equipment	214	430	420
Operating lease costs – land and buildings	-	548	304
Operating lease costs –motor vehicles	-	65	-
Operating lease costs –other equipment	-	33	-
Gain/(loss) on foreign exchange	-	-	59
Auditors’ remuneration – audit fees	97	253	414
Auditors’ remuneration – audit related services	-	26	-
Auditors’ remuneration – tax services	-	28	13
Directors emoluments	104	611	1,131
Gain/(loss) on sale of assets	38	(2,615)	1,356

7.	Restructuring costs

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Corporate restructuring – workforce reduction	-	102	734
Corporate restructuring – professional fees	518	1,776	566
Corporate restructuring – terminated projects	7	139	573
Total	525	2,017	1,873

Restructuring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During a prior fiscal period, the Board undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the period or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations in both the current and prior periods. Terminated projects are the costs incurred related to solar business development in Asia for which the decision was made not to proceed for economic reasons.

Page | 55

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

8.	Staff numbers and costs

The average number of employees (including directors) during the period was:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Sales and Business Development	9	9	9
Central Services & Management	31	32	37
Production	139	138	148
Total	179	179	194

Their aggregate remuneration costs comprised:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Salaries, wages and incentives	3,310	14,327	14,299
Social security costs	213	1,044	834
Pension contributions	185	788	848
Short-term compensated absences	406	1,254	996
Total	4,114	17,413	16,977

Directors’ emoluments for the three months ended 30 June 2019 were $103,925 (year ended 31 March 2019: $611,450; 2018: $1,130,570) of which the highest paid director received $62,136 (year ended 31 March 2019: $254,084; 2018: $407,682). Director emoluments include employer social security costs.

Key Management Personnel:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Salaries, wages and incentives	388	2,354	2,281
Social security costs	28	176	217
Pension contributions	13	45	64
Equity incentives	27	130	-
Short-term compensated absences	-	-	13
Total	456	2,705	2,575

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the three months ended 30 June 2019 was 10 (31 March 2019: 10; 2018: 11).

Page | 56

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

9.	Finance income and expense

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Finance income
Interest received	-	4	9

Finance expense
Related party loan interest payable	387	1,588	1,636
Convertible loan notes and preference shares interest payable	307	1,284	1,220
Financing agreement finance cost payable	-	206	217
Debtor invoice financing cost payable	51	164	-
Lease interest payable	22	1	55
Bank interest payable	6	-	17
Provisions – unwinding of discount	42	-	-
Foreign exchange (gain)/losses	(19)	-	93
Other finance costs	-	-	157
Total	796	3,243	3,395

10.	Income tax expenses

(a)	Tax charge

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Current tax
UK corporation tax	-	29	(29)
Foreign tax	(162)	(217)	2,279
Total current tax	(162)	(188)	2,250
Deferred tax
Current period
UK corporation tax	-	267	(370)
Foreign tax	70	(636)	4,378
Total deferred tax	70	(369)	4,008

Total income tax	(92)	(557)	6,258

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rate applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

Page | 57

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Loss before income tax	(1,353)	(10,666)	(34,137)
Group weighted average corporation tax rate	22.0%	21.8%	22.8%
Tax at standard rate	297	2,325	7,772
Effects of:
Expenses that are not deductible for tax purposes	(49)	41	(3,872)
Adjustment to prior period tax provisions	-	(64)	2,358
Deferred tax assets not recognised on tax losses	(340)	(2,859)	-
Total income tax for the period recognised in the Consolidated Statement of Comprehensive Income	(92)	(557)	6,258

(b)	Deferred tax

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Deferred tax assets	2,113	2,054	2,570
Deferred tax liabilities	(1)	(1)	(26)
Net deferred tax asset/(liability)	2,112	2,053	2,544

These assets and liabilities are analysed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
1 April 2017	2,312	-	2,312
Credit/(charged) to comprehensive income	(727)	985	258
31 March 2018	1,585	985	2,570
Credit/(charged) to comprehensive income	(580)	64	(516)
31 March 2019	1,005	1,049	2,054
Credit/(charged) to comprehensive income	-	59	59
30 June 2019	1,005	1,108	2,113

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
1 April 2017	(13)	(3,763)	(3,776)
Credit/(charged) to comprehensive income	5	3,745	3,750
31 March 2018	(8)	(18)	(26)
Credit/(charged) to comprehensive income	7	18	25
31 March 2019	(1)	-	(1)
Credit/(charged) to comprehensive income	-	-	-
30 June 2019	(1)	-	(1)

Deferred tax has been recognised in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

Page | 58

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

11.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Fittings & Equipment	Right of Use Assets	Total
Cost
At 1 April 2017	525	1,632	1,892	167	-	4,216
Foreign exchange	3	10	12	1	-	26
Additions	121	437	537	6	-	1,101
Disposals	(7)	(82)	(921)	-	-	(1,010)
At 31 March 2018	642	1,997	1,520	174	-	4,333
Foreign exchange	(46)	(148)	(112)	(13)	-	(319)
Additions	73	55	205	15	-	348
Disposals	(126)	(275)	(584)	-	-	(985)
At 31 March 2019	543	1,629	1,029	176	-	3,377
Change in accounting policy (Note 2.16)	-	(371)	-	-	2,152	1,781
Restated at 1 April 2019	543	1,258	1,029	176	2,152	5,158
Foreign exchange	(5)	(13)	(11)	(2)	(20)	(51)
Additions	7	45	222	16	110	400
Disposals	-	(8)	-	-	-	(8)
At 30 June 2019	545	1,282	1,240	190	2,242	5,499

Depreciation
At 1 April 2017	327	1,027	650	49	-	2,053
Foreign exchange	2	6	4	-	-	12
Charge for the year	97	203	107	13	-	420
Disposals	(4)	(63)	-	-	-	(67)
At 31 March 2018	422	1,173	761	62	-	2,418
Foreign exchange	(34)	(93)	(59)	(5)	-	(191)
Charge for the year	89	222	106	12	-	430
Disposals	(97)	(223)	(165)	-	-	(486)
At 31 March 2019	380	1,079	645	68	-	2,172
Change in accounting policy (Note 2.16)	-	(123)	-	-	318	195
Restated at 1 April 2019	380	956	645	68	318	2,367
Foreign exchange	(3)	(12)	(7)	-	(3)	(25)
Charge for the period	27	1	17	6	163	214
Disposals	-	(8)	-	-	-	(8)
At 30 June 2019	404	937	655	74	478	2,548

Net book value
At 1 April 2017	198	605	1,242	118	-	2,163
At 31 March 2018	220	824	759	112	-	1,915
At 31 March 2019	163	550	385	108	-	1,205
At 30 June 2019	141	344	585	116	1,746	2,951

Page | 59

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

12.	Intangible assets

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Goodwill	22,387	22,622	24,482
Other intangible assets	9,375	9,744	11,920
Total	31,762	32,366	36,402

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on 29 December 2016.

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
As at beginning of period	22,622	24,482	30,393
Revaluations	-	-	3,597
Goodwill previously not recognised	-	-	627
Impairment	-	-	(11,092)
Reclassifications	-	-	138
Additions	-	-	-
Foreign exchange	(235)	(1,860)	819
Carrying value at end of period	22,387	22,622	24,482

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Aevitas O Holdings Limited (allocated to Critical Power Services segment)	12,751	12,884	13,949
VivoPower Pty Limited (allocated to Solar Development segment)	9,636	9,738	10,533
Total	22,387	22,622	24,482

The Group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

Page | 60

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

The CGU represented by Aevitas 0 Holdings Limited and VivoPower PTY Limited were assessed to have a value in excess of its respective carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of the CGU’s were:

●	Aevitas O Holdings Limited: discount rate was based on the weighted average cost of capital of 8.8% (31 March 2019: 8.8%; 2018: 9.2%); and,

●	VivoPower PTY Limited: discount rate was based on the weighted average cost of capital of 11.0% (31 March 2019: 11.0%; 2018: 12.1%), increased by a further 3% after the first year.

No sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favourable Supply Contracts	Databases	Other	Total
Cost
At 1 April 2017	9,953	2,488	2,488	734	812	16,475
Foreign exchange	139	63	126	4	-	332
Revaluation	(4,293)	129	1,963	(584)	(812)	(3,597)
Additions	-	-	-	-	98	98
At 31 March 2018	5,799	2,680	4,577	154	98	13,308
Foreign exchange	(439)	(204)	(348)	(12)	(11)	(1,013)
Disposals	(263)	-	-	-	(72)	(335)
At 31 March 2019	5,097	2,476	4,229	142	16	11,960
Foreign exchange	(55)	(26)	(44)	(1)	-	(126)
Additions	-	-	-	-	12	12
Disposals	(50)	-	-	-	-	(50)
At 30 June 2019	4,992	2,450	4,185	141	28	11,796

Amortisation
At 1 April 2017	347	43	122	36	-	548
Amortisation	330	194	284	32	-	840
At 31 March 2018	677	237	406	68	-	1,388
Foreign exchange	(75)	(22)	(38)	(6)	-	(141)
Amortisation	483	169	289	49	-	990
Disposals	(21)	-	-	-	-	(21)
At 31 March 2019	1,064	384	657	111	-	2,216
Foreign exchange	(6)	(4)	(7)	(1)	-	(18)
Amortisation	100	41	70	12	-	223
At 30 June 2019	1,158	421	720	122	-	2,421

Net book value
At 1 April 2017	9,606	2,445	2,366	698	812	15,927
At 31 March 2018	5,122	2,443	4,171	86	98	11,920
At 31 March 2019	4,033	2,092	3,572	31	16	9,744
At 30 June 2019	3,834	2,029	3,465	19	28	9,375

Customer relationships, trade names and favourable supply contracts have an average remaining period of amortisation of 10 years, 13 years and 13 years respectively.

Page | 61

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

13.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at 30 June 2019 is 20% or more are as follows:

Subsidiary undertakings	Percentage of ordinary shares held	Registered address
VivoPower International Services Limited	100%	28 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower USA LLC	100%
VivoRex LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
Innovative Solar Ventures I, LLC	50%
VivoPower Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
VVPR-ITP TopCo Pty Limited	50%	153 Walker St, North Sydney NSW, Australia 2060
VVPR-ITP ProjectCo 1 Pty Limited	20%
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower Singapore Pte Limited	100%	36, UOB Plaza 1, 80 Raffles Place, Singapore 048624
VivoPower Philippines Inc.	64%	Unit 10A, Net Lima Building, 5th Avenue cor.
VivoPower RE Solutions Inc.	64%	26th Street, E-Square Zone, Crescent Park
V.V.P. Holdings Inc. *	40%	West, Bonifacio Global City, Taguig, Metro Manila

* V.V.P. Holdings Inc. is controlled of VivoPower Singapore Pte Limited notwithstanding only owning 40% of the ordinary share capital.

14.	Investments

		As at 30 June	As at 31 March
(US dollars in thousands)	% Owned	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	-	-	14,147

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of originally 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 GW, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). The joint venture was accounted for as an investment under the equity method at 31 March 2018.

Page | 62

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Under the terms of the ISS Joint Venture, the Company committed to invest $14.2 million in the ISS Joint Venture for its 50% equity interest, after reducing the commitment by $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. The $14.2 million commitment is allocated to each of the projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. To 30 June 2019, the Company contributed $13.1 million of the $14.2 million commitment to the ISS Joint Venture, leaving a remaining capital commitment at 31 March 2019, of $1.1 million, which is recorded in trade and other payables.

During the year ended 31 March 2019, the Company made the decision to sell its portfolio of solar projects held within the ISS Joint Venture. Accordingly, the investment has been reclassified to current assets as asset held for sale, as more fully disclosed in Note 18.

15.	Cash and cash equivalents

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Cash at bank and in hand	7,129	4,522	1,939

The credit ratings of the counterparties with which cash was held are detailed in the table below.

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
A+	252	17	891
A	233	14	69
AA-	6,644	4,491	979
Total	7,129	4,522	1,939

16.	Restricted cash

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Bank guarantee security	632	816	-
Preferred supplier escrow	-	503	-
Total	632	1,319	-

At 30 June 2019, there is a total of $0.6 million (31 March 2019: $0.8 million) of cash which is subject to restriction as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

In 2017, a third-party U.S.-based solar EPC firm contributed $0.5 million to the Company’s initial investment in the ISS Joint Venture, in consideration for a right to provide certain engineering services to the project. As the expected services were not awarded on a timely basis, it was agreed that the deposit would be paid into escrow and subsequently returned to the EPC firm.

Page | 63

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

17.	Trade and other receivables

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Current receivables
Trade receivables	6,193	5,899	5,333
Contract assets	3,929	1,800	120
Prepayments	2,919	628	391
Other receivables	1,951	2,072	2,059
Total	14,992	10,399	7,903

In accordance with IFRS 15, contract assets are presented as a separate line item. The Company has not recognised any loss allowance for contract assets.

Analysis of trade receivables:

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Trade and other receivables	6,195	5,929	5,335
Less: credit note provision	(2)	(30)	(2)
Total	6,193	5,899	5,333

The maximum exposure to credit risk for trade receivables by geographic region was:

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
USA	108	78	129
United Kingdom	-	-	12
Australia	6,085	5,821	5,192
Total	6,193	5,899	5,333

The aging of the trade receivables, net of provisions is:

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
0-90 days	6,093	5,765	5,326
Greater than 90 days	100	134	7
Total	6,193	5,899	5,333

18.	Assets classified as held for sale

		As at 30 June	As at 31 March
(US dollars in thousands)	% Owned	2019	2019	2018
Innovative Solar Ventures I, LLC	50%	13,530	13,530	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	-	6,595
US-NC-47 Sponsor Partner, LLC	10%	-	-	4,841
Total		13,530	13,530	11,436

As more fully disclosed in Note 14, the Company’s portfolio of U.S. solar projects is held through 50% ownership in Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). During the year ended 31 March 2019, the Company made the decision to sell its portfolio of U.S. solar projects and accordingly, the investment has been reclassified to current assets as assets held for sale. Assets classified as held for sale are included within the Solar Development segment in Note 4.2.

Page | 64

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

Reconciliation of the ISS Joint Venture investment is as follows (31 March 2018 comparative amount is disclosed within Investments, see Note 14):

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Capital commitment	15,044	15,044	14,904
Commission credit	(770)	(770)	(757)
Discontinued projects	(848)	(848)	-
Acquisition costs	104	104	-
Net assets	13,530	13,530	14,147

The table below provides summarised financial information for the ISS Joint Venture. The information disclosed reflects the amounts presented in the financial statements of ISS Joint Venture, amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy. The summarised financial information for the ISS Joint Venture does not represent the Company’s share of those amounts.

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Current assets	1,187	1,187	1,373
Non-current assets	27,107	27,107	26,921
Net assets	28,294	28,294	28,294

No summarised statement of comprehensive income has been presented as there were no movements in comprehensive income in the period (31 March 2019: nil; 2018: nil).

Reconciliation to carrying amounts of the ISS Joint Venture (2018 comparative amount is disclosed within Investments, see Note 14):

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Opening net assets	28,294	28,294	-
Initial investment	-	-	29,808
Commission credit	-	-	(1,514)
Net assets	28,294	28,294	28,294
VivoPower share in %	50%	50%	50%
VivoPower share in $	14,148	14,148	14,147
Commission credit	(721)	(721)	-
Acquisition costs	103	103	-
Net Assets	13,530	13,530	14,147

19.	Trade and other payables

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Trade payables	5,554	5,675	3,806
Accruals	2,247	1,952	3,008
Related party payable	1,527	1,378	1,838
Payroll liabilities	1,209	1,165	504
Sales tax payable	1,054	764	310
Contract liabilities	10,095	4,978	1,544
Other creditors	2,953	2,011	3,072
Total	24,639	17,923	14,082

Page | 65

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

In accordance with IFRS 15 contract liabilities are presented as a separate line item. Contract liabilities relate to the Company’s obligation to transfer goods or services to customers for which the Company has received consideration (or the amount is due) from customers. Contract liabilities are recorded as revenue when the Company fulfils its performance obligations under the contract.

All contract liabilities balances at 31 March 2019, except for $2.4 million, were recognised as revenue in the three months ended 30 June 2019. All contract liabilities balances at 31 March 2018 and 2017 were recognised as revenue in the year ended 31 March 2018 and 2018, respectively.

20.	Provisions

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Current provisions
Employee entitlements	1,510	1,459	1,474
Employee terminations	112	157	616
Onerous contracts	96	94	380
	1,718	1,710	2,470

Non-current provisions
Employee entitlements	148	227	288
Onerous contracts	1,952	1,995	-
	2,100	2,222	288

Total	3,818	3,932	2,758

Employee entitlements include long term leave and vacation provisions.

The employee terminations provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in Note 7.

The onerous contracts provision recognises the forecast losses associated with contracts to purchase Solar Renewable Energy Certificates from the NC-31 and NC-47 projects until 2027. The expected losses have been discounted at the Company’s borrowing rate on long-term debt of 8.5%.

(US dollars in thousands)	Employee Entitlements	Employee Terminations	Onerous Contract	Total
At 1 April 2017	1,576	-	-	1,576
Charged/(credited) to profit or loss:	-	-	-	-
Additional provisions recognised	186	616	380	1,182
At 31 March 2018	1,762	616	380	2,758
Foreign exchange	(140)	-	-	(140)
Charged/(credited) to profit or loss:
Additional provisions	510	243	1,804	2,557
Reverse unused provisions	(26)	(87)	-	(113)
Provisions utilised	(420)	(614)	(96)	(1,130)
At 31 March 2019	1,686	158	2,088	3,932
Foreign exchange	(18)	-	-	(18)
Charged/(credited) to profit or loss:
Additional provisions	146	-	-	146
Reverse unused provisions	(41)	-	-	(41)
Unwinding of discount	-	-	42	42
Provisions utilised	(116)	(45)	(82)	(243)
At 30 June 2019	1,657	113	2,048	3,818

Page | 66

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

21.         Loans and borrowings

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Current liabilities
Debtor invoice financing	901	751	-
Lease liabilities	660	136	285
Shareholder loan	766	-	1,670
Financing agreement	-	-	2,000
	2,327	887	3,955

Non-current liabilities
Lease liabilities	1,117	138	293
Shareholder loan	18,242	18,242	18,092
	19,359	18,380	18,385

Total	21,686	19,267	22,340

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its critical power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin Electrical Pty Limited and Kenshaw Electrical Pty Limited.

The current shareholder loan is due to Arowana International Limited (“Arowana”), the Company’s majority shareholder, bears interest at 10.0% per annum paid monthly in arrears, and is unsecured. Repayment is due as restricted cash held for bank guarantee security is released, as disclosed in Note 16.

The non-current shareholder loan is also due to Arowana, bears interest at 8.5% per annum paid monthly in advance, and is unsecured. No repayment of principal is required until July 2020, and then is repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any critical power services business also be directed to loan repayment.

The obligations under lease liabilities are as follows:

(US dollars in thousands)	Minimum lease payments:			Present value of minimum lease payments:
	As at 30 June	As at 31 March		As at 30 June	As at 31 March
	2019	2019	2018	2019	2019	2018
Amounts payable under leases:
Less than one year	692	147	291	660	136	285
Later than one year but not more than five	1,299	143	327	1,117	138	293
	1,991	290	618	1,777	274	578
Future finance charges	(214)	(16)	(40)	-	-	-
Total obligations under finance lease	1,777	274	578	1,777	274	578

Page | 67

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

22.         Called up share capital

	As at 30 June	As at 31 March
(US dollars)	2019	2019	2018
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689
Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376	13,557,376

No. of shares
At 1 April 2017	13,557,376
Issue of new shares	-
At 31 March 2018	13,557,376
Issue of new shares	-
At 31 March 2019	13,557,376
Issue of new shares	-
At 30 June 2019	13,557,376

23.         Other reserves

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Equity instruments	26,087	26,090	25,072
Share option reserve	3,713	3,713	3,713
Capital raising costs	(9,722)	(9,722)	(9,722)
Treasury shares	(13)	(246)	(592)
Foreign exchange	11	11	(88)
Total	20,076	19,846	18,383

Equity instruments are convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than 30 June 2021. The Company has classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$10,623,326 represents their face value plus dividends accrued to 30 June 2019. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$24,057,818 represents their face value plus interest accrued to 30 June 2019. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalised value to 29 December 2016, the date at which they became convertible to VivoPower shares. At maturity, or if a trigger event such as a change of control of Aevitas Group or VivoPower, a listing event, or a disposal of substantially all of the assets of Aevitas Group has occurred, the convertible preference shares and convertible loan notes in Aevitas Group convert to VivoPower ordinary shares at a price of US$10.20 per share.

Page | 68

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

In connection with the acquisition of Aevitas Group, the Company entered into a guarantee of the obligations of Aevitas Group under the terms of the preference shares and loan notes.

The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitle the holder to buy VivoPower ordinary shares at US$8.70 at any time before 30 April 2020. The options were accounted for as a share-based award and accordingly, the cost of the award was recognised directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently.

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,916, including commission, and held them as treasury shares. During the three months ended 30 June 2019, 51,000 shares (year ended 31 March 2019: 75,805 shares) were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $61,560 (year ended 31 March 2019: $85,660) was expensed as employee compensation during the three months ended 30 June 2019 and the remaining cost of $171,000 (year ended 31 March 2019: $260,011) was charged against retained earnings. The remaining 3,000 shares are being held as treasury shares and are included in the total number of shares outstanding at 30 June 2019.

24.         Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

	Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands)	2019	2019	2018
Loss for the period	(1,446)	(11,223)	(27,879)

Weighted average number of shares in issue (‘000s)	13,557	13,557	13,557

Basic earnings/(loss) per share (dollars)	(0.11)	(0.83)	(2.06)
Diluted earnings/(loss) per share (dollars)	(0.11)	(0.83)	(2.06)

25.	Contingencies

On 26 February 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on 4 October 2017. Mr. Comberg is claiming damages of £615,600 related to the notice period in his service agreement, £540,000 related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due. On 9 April 2018, the Company filed a defence and counterclaim, denying that a repudiatory breach was committed by the Company and denying the other claims asserted by Mr. Comberg, claiming that Mr. Comberg was terminated for cause.

On 26 November 2018, the Company agreed to a settlement of the counterclaims against Mr. Comberg for an undisclosed amount. No settlement has been reached with respect to Mr. Comberg’s claim. The Company continues to strongly deny and defend the claim.

As the outcome of the litigation is uncertain, very much dependent upon uncertain future determinations by third parties, and the amount of any liability cannot be reliably measured, no provision has been made in these financial statements in respect of this matter.

Page | 69

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

26.         Pensions

The Group’s principal pension plans comprise the compulsory Superannuation scheme in Australia, where the Group contributes 9.5% and a pension scheme for UK employees to which the Group contributes 3%. The pension charge for the period represents contributions payable by the Group which amounted to $270,035 (year ended 31 March 2019: $756,614; 2018: $900,483).

27.        Financial instruments

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Financial assets at amortised cost
Trade and other receivables	8,144	7,971	7,392
Cash and cash equivalents	7,129	4,522	1,939
Restricted cash	632	1,319	-
Total	15,905	13,812	9,331

Financial Liabilities at amortised cost
Loans and borrowings	21,686	19,267	22,340
Trade and other payables	12,281	11,016	11,724
Total	33,967	30,283	34,064

The amounts disclosed in the above table for trade and other receivables and payables do not agree to the amount reported in the Company’s consolidated statement of financial position as they exclude prepaid expenses, payroll and sale tax payables and contract assets and liabilities which do not meet the definition of financial assets or liabilities.

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The Group is exposed through its operations to the following financial risks:

●	Liquidity risk

●	Credit risk

●	Interest rate risk

●	Foreign currency risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Executive Officer and is implemented by the Group’s finance department. All risks are managed centrally with a tight control of all financial matters.

Page | 70

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held unrestricted cash resources of $7.1 million at 30 June 2019 (31 March 2019: $4.5 million; 2018: $1.9 million). The ratio of current assets to current liabilities is 1.25 (31 March 2019: 1.43; 2018: 1.03). During the year ended 31 March 2019, the Group established a $3.6 million debtor finance facility to support its working capital requirements, of which only $0.9 million was drawn at 30 June 2019 (31 March 2019: $0.8 million). In addition, the Group maintains near-term cash flow forecasts that enable it to identify its borrowings requirement so that remedial action can be taken if necessary.

Contractual maturities of financial liabilities, including interest payments, are as follows:

As at 30 June 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	12,281	12,281	-	-	-
Borrowings	23,397	3,859	19,538	-	-
Lease liabilities	1,991	692	1,077	222	-
Total	37,669	16,832	20,615	222

As at 31 March 2019 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,016	11,016	-	-	-
Borrowings	22,480	2,556	19,924	-	-
Finance leases	290	147	143	-	-
Total	33,786	13,719	20,067	-	-

As at 31 March 2018 (US dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual maturity of financial liabilities
Trade and other payables (financial liabilities)	11,724	11,724	-	-	-
Borrowings	25,896	5,498	14,111	6,287	-
Finance leases	619	291	328	-	-
Total	38,239	17,513	14,439	6,287	-

(c) Credit risk

The primary risk arises from the Group’s receivables from customers and contract assets. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales, but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

The Group does not consider the exposure to the above risks to be significant and has therefore not presented a sensitivity analysis on the identified risks.

The credit quality of debtors neither past due nor impaired is good. Refer to Note 17 for further analysis on trade receivables.

Page | 71

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

(d) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily with respect to GBP and USD, but also between USD and AUD.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on $14.0 million of trade and other receivables denominated in AUD and $0.2 million denominated in GBP. In addition, the Group is exposed to foreign exchange risk on $18.7 million of trade and other payables, of which $16.4 million is denominated in AUD and $2.3 million in GBP. In addition, the Group is exposed to foreign exchange risk on $3.2 million of borrowing denominated in AUD.

The non-current shareholder loan of $18.2 million is denominated in USD, and therefore, foreign currency risk is eliminated.

(e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

28.         Related party transactions

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the period, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 8.5% per annum payable monthly in advance and is unsecured. No repayment of principal is required until July 2020, and then is repayable in 21 equal monthly instalments. Terms of the loan require that 50% of the net proceeds from sale of more than $10 million of the ISS Joint Venture or any critical power services business also be directed to loan repayment. At 30 June 2019 the principal balance due to Arowana by VivoPower under this loan was $18,242,636 (31 March 2019: $18,242,636; 2018: $18,992,636).

VivoPower is indebted to Arowana via a shareholder loan on normal commercial terms with interest at 10.0% per annum payable monthly in arrears and principal repayable upon release of restricted cash held as bank guarantee security as disclosed in Note 16. At 30 June 2019 the principal balance due to Arowana by VivoPower under this loan was $765,681 (31 March 2019: nil; 2018: nil).

Directors fees for Kevin Chin in the amount of $62,136 were charged to the Company by Arowana Partners Group Pty Limited, a company of which Mr. Chin is a shareholder and director, during the three months ended 30 June 2019. At 30 June 2019 the Company had an account payable to Arowana Partners Group Pty Limited of $88,516 (31 March 2019: $47,990; 2018: $42,188) in respect of these services.

Art Russell, Interim Chief Executive Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $84,266 was charged to the Company during the three months ended 30 June 2019. At 30 June 2019 the Company had an account payable of $116,923 (31 March 2019: $32,657; 2018: $80,026) in respect of these services.

Page | 72

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company. During the three months ended 30 June 2019, $nil was recharged to the Company. At 30 June 2019, the Company has a payable to Arowana in respect of recharges of $1,268,670 (31 March 2019: $1,268,670; 2018: $1,802,003).

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in Note 23, and for which they earned $170,924 of interest during the three months ended 30 June 2019. The outstanding amount represents the face value plus interest accrued to 30 June 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 666,666 Aevitas convertible loan notes with an outstanding amount of $4,599,630;

●	Arowana Australasian Special Situations 1B Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636; and,

●	Arowana Australasian Special Situations 1C Pty Ltd: 666,667 Aevitas convertible loan notes with an outstanding amount of $4,599,636.

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $73,253 of dividends during the three months ended 30 June 2019. The outstanding amount represents the face value plus dividends accrued to 30 June 2019:

●	Arowana Australasian Special Situations 1A Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012;

●	Arowana Australasian Special Situations 1B Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012;

●	Arowana Australasian Special Situations 1C Pty Ltd: 388,889 Aevitas convertible preferred shares with an outstanding amount of $1,185,012; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited: 833,333 Aevitas convertible preferred shares held with an outstanding amount of $2,539,310.

Aevitas is indebted to The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, who holds 4,500 Aevitas convertible loan notes with an outstanding amount of $29,117 representing face value plus interest accrued to 30 June 2019 and earned interest of $385 for the three months ended 30 June 2019.

Aevitas is also indebted to The Panaga Group Trust, who also holds 4,500 Aevitas convertible preferred shares with an outstanding amount of $12,885 representing face value plus dividends accrued to 30 June 2019 and earned dividends of $165 for the year ended 30 June 2019.

29.         Subsequent event

On 2 July 2019, the Company sold its 100% interest in VivoRex, LLC, for $1 and recorded a gain for accounting purposes of $2.276 million as a result of the disposal of onerous contract obligations of $2.047 million and other liabilities of $0.302 million, net of cash and other current assets of $0.073 million. Results of operations for VivoRex, LLC, are reported within the Solar Development operating segment, as disclosed in Note 4.2, and for the three months ended 30 June 2019 accounted for $0.1 million (year ended 31 March 2019: $1.959 million; 2018: $0.645 million) of the operating loss reported for this segment.

Page | 73

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

30.         Key management personnel compensation

Key management personnel, which are those roles that have a group management aspect to them are included in Note 8 to the consolidated financial statements.

31.         Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited, a company registered in Australia.

32.         Transition period comparative information (unaudited)

The condensed consolidated statement of operations for the three months ended 30 June 2018 is as follows:

(US dollars in thousands)	Three Months Ended 30 June 2018 (unaudited)
Revenue from contracts with customers	9,111
Costs of sales	(7,446)
Gross profit	1,665
General and administrative expenses	(2,079)
Loss on sale of assets	(4)
Depreciation and amortisation	(411)
Operating profit/(loss)	(829)
Restructuring costs	(40)
Finance expense – net	(842)
Loss before income tax	(1,711)
Income tax	12
Loss for the period	(1,699)

Page | 74

Notes to the Financial Statements (continued)

for the three months ended 30 June 2019

The condensed consolidated statement of cash flow for the three months ended 30 June 2018 is as follows:

(US dollars in thousands)	Three Months Ended 30 June 2018 (unaudited)
Cash flows from operating activities
Loss for the period	(1,699)
Income tax	(12)
Finance expense - net	842
Depreciation and amortization	411
Loss on sale of assets	4
Increase in non-cash working capital	379
Net cash used in operating activities	(75)

Net cash from/(used in) investing activities	-

Cash flows from financing activities
Repayment of related party loans	(770)
Finance lease repayments	(113)
Finance agreements proceeds	3,761
Finance agreements repayments	(2,000)
Finance expense – net	(842)
Cash flows from financing activities	36

Net decrease in cash and cash equivalents	(39)
Cash and cash equivalents at beginning of period	1,939
Cash and cash equivalents at end of period	1,900

Page | 75

Company Statement of Financial Position

as at 30 June 2019

		30 June	31 March
(US dollars in thousands)	Note	2019	2019	2018
ASSETS
Non-current assets
Deferred tax assets		349	349	-
Investments	3	7,388	7,388	7,388
Intercompany loan receivable		24,353	24,356	25,258
Total non-current assets		32,090	32,093	32,646
Current assets
Cash and cash equivalents		1	4	20
Other receivables	4	18,577	18,238	17,257
Total current assets		18,578	18,242	17,277
TOTAL ASSETS		50,668	50,335	49,923
EQUITY AND LIABILITIES
Current liabilities
Trade payables		2,348	1,652	630
Accrued expenses and other payables	5	2,999	3,018	600
Total current liabilities		5,347	4,670	1,230
Equity
Share capital	6	163	163	163
Share premium		40,215	40,215	40,215
Other reserves	7	18,330	18,101	18,657
Retained deficit		(13,387)	(12,814)	(10,342)
Total Equity		45,321	45,665	48,693
TOTAL EQUITY AND LIABILITIES		50,668	50,335	49,923

Registered number 09978410

As allowed by S408 Companies Act 2006, no profit and loss account is presented in respect of the parent company. The loss for Company after taxation was $402,031 (year ended 31 March 2019: $2,212,235; 2018: $9,260,663 loss).

These financials were approved by the Board of Directors on 21 August 2019 and signed on its behalf by:

Kevin Chin

Chairman

Page | 76

Company Cash Flow Statement

for the three months ended 30 June 2019

		Three Months Ended 30 June	Year Ended 31 March
(US dollars in thousands, except per share amounts)	Note	2019	2019	2018
Cash flows from operating activities
Loss for the period		(402)	(2,212)	(9,261)
Income tax		-	(378)	29
Finance income		(2)	-	(2)
Finance expense		-	36	33
Impairment of investment	3	-	-	10,465
Increase in trade and other receivables		(11)	(27)	277
Increase in trade and other payables		709	805	86
Net cash from/(used in) operating activities		294	(1,776)	1,627
Cash flows from investing activities
Interest received		-	-	2
Intercompany loan funding	4	(299)	1,796	(2,008)
Net cash (used in)/from investing activities		(299)	1,796	(2,006)
Cash flows from financing activities
Other reserves		-	-	(7)
Finance expense		2	(36)	(33)
Net cash from/(used in) financing activities		2	(36)	(40)
Net increase in cash and cash equivalents		(3)	(16)	(419)
Cash and cash equivalents at the beginning of the period		4	20	439
Cash and cash equivalents at the end of the period		1	4	20

Page | 77

Company Statement of Changes in Equity

for the three months ended 30 June 2019

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Retained Deficit	Total
At 1 April 2017	163	40,215	18,471	(1,074)	57,775
Total comprehensive income for the year	-	-	-	(9,261)	(9,261)
Foreign exchange	-	-	1 186	(7)	179
	-	-	1 186	(9,268)	(9,082)
At 31 March 2018	163	40,215	18,657	(10,342)	48,693
Total comprehensive income for the year	-	-	(1,920)	(2,212)	(4,132)
Equity instruments	-	-	1,018	-	1,018
Treasury shares granted to employees	-	-	346	(260)	86
	-	-	(556)	(2,472)	(3,028)
At 31 March 2019	163	40,215	18,101	(12,814)	45,665
Total comprehensive income for the period	-	-	-	(402)	(402)
Equity instruments	-	-	(3)	-	(3)
Treasury shares granted to employees	-	-	233	(171)	62
	-	-	230	(573)	(343)
At 30 June 2019	163	40,215	18,330	(13,387)	45,321

For further information on “Other Reserves” please see Note 7 to the Company Financial Statements.

Page | 78

Notes to the Company Financial Statements

for the three months ended 30 June 2019

1.	Basis of preparation

VivoPower International PLC company financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention.

As allowed by S408 Companies Act 2006, no profit and loss account is presented in respect of the parent company.

2.	Accounting policies

(a) Foreign exchange

The Company’s functional and presentational currency is the US dollar. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates prevailing at the balance sheet date. Exchange gains and losses arising are charged or credited to the profit and loss account.

(b) Taxation

Deferred taxation is provided in full for material timing differences except where recoverability of a deferred tax is considered to be remote in the foreseeable future. Deferred tax balances are not discounted unless the effects are considered to be material the Company’s results.

(c) Investments

Investments held as non-current assets are shown at cost less provision for impairment.

(d) Related party transactions

Details of the related party transactions can be found in Note 28 within the consolidated financial statements.

3.	Investments

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Shares in group undertakings
Investment in VivoPower International Services Limited	7,388	7,388	7,388
Total	7,388	7,388	7,388

The details of the principal undertakings in which the Group’s interest at the period-end was more than 20%, all of which are referred to in Note 13 in the consolidated financial statements.

As at 31 March 2018, VivoPower International Services Limited (“VISL”) recorded an impairment charge of $10.5 million against goodwill that arose on the acquisition of VivoPower Pty Limited in the year ended 31 March 2018, as disclosed in Note 12 in the consolidated financial statements. Accordingly, this impairment has been reflected in the Company’s investment in VISL.

Page | 79

Notes to the Company Financial Statements (continued)

for the three months ended 30 June 2019

4.	Other receivables

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Amounts owed by group undertakings	18,427	18,099	17,145
Prepaid expenses	150	139	112
Total	18,577	18,238	17,257

5.	Accrued expenses and other payable

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Accrued expenses	1,158	1,161	565
Payroll tax liabilities	25	9	6
Amounts owed to group undertakings	1,816	1,848	-
Other creditors	-	-	29
Total	2,999	3,018	600

6.	Share capital

	As at 30 June	As at 31 March
(US dollars)	2019	2019	2018
Allotted, called up and fully paid
Ordinary shares of $0.012 each	$162,689	$162,689	$162,689

Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376	13,557,376

No. of shares
At 1 April 2017	13,557,376
Issue of new shares	-
At 31 March 2018	13,557,376
Issue of new shares	-
At 31 March 2019	13,557,376
Issue of new shares	-
At 30 June 2019	13,557,376

The Company issued 13,557,376 ordinary shares at a nominal value of $0.012 during the period ended 31 March 2017.

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,916, including commission. The shares are being held as treasury shares. During the three months ended 30 June 2019, 51,000 shares (year ended 31 March 2019: 75,805 shares) were awarded to employees under the Company’s 2017 Omnibus Incentive Plan. Based on the closing market value of these shares on the day of award, $61,560 (year ended 31 March 2019: $85,660) was expensed as employee compensation during the three months ended 30 June 2019 and the remaining cost of $171,000 (year ended 31 March 2019: $260,011) was charged against retained earnings. The remaining 3,000 shares are being held as treasury shares and are included in the total number of shares outstanding at 30 June 2019.

Page | 80

Notes to the Company Financial Statements (continued)

for the three months ended 30 June 2019

7.	Other reserves

	As at 30 June	As at 31 March
(US dollars in thousands)	2019	2019	2018
Equity instruments	26,108	26,090	25,072
Capital raising costs	(9,722)	(9,722)	(9,722)
Share option reserve	3,713	3,713	3,713
Treasury shares (see Note 6)	(14)	(246)	(592)
Foreign exchange	(1,755)	(1,734)	186
Total	18,330	18,101	18,657

Equity instruments relate to convertible preference shares and convertible loan notes that are exchangeable for shares in VivoPower International PLC. There are 2,473,367 convertible preference shares at an issue price of $3.00 per share. There are 2,473,367 convertible loan notes at an issue price of $7.00 per share. The value held in reserves represents their face value plus the accrued interest to 30 June 2019. Interest is payable quarterly in arrears at a rate of 7% on both instruments.

Share option reserve relates to share options whereby the holder can buy VivoPower International PLC shares at US$8.70 at any time before 30 April 2020. As at 31 March 2019, there were 828,000 options outstanding.

8.	Employees and directors

The company employed no members of staff during the course of the period. Contractual agreements are in place for five non-executive directors to serve on the board of VivoPower International PLC.

See the Directors’ Report in the consolidated financial statements for full details of the directors.

Page | 81

Company Information

ADVISORS

Company Registrars	Legal Advisers

Computershare Inc.	DAC Beachcroft LLP
250 Royall Street	25 Walbrook
Canton, MA, USA 02021	London, UK EC2A 2EG

Correspondence address:	Principal Bankers
Computershare Inc.,	Barclays Bank PLC,
P.O. Box 505000,	Level 16, 1 Churchill Place,
Louisville, KY, USA 40233	Canary Wharf,
London, UK E14 5HP

Independent Auditors	Company Secretary

PKF Littlejohn LLP,	JTC (UK) Limited
1 Westferry Circus,	7th Floor
Canary Wharf,	9 Berkeley Street
London, UK E14 4HD	London, UK W1J 8DW

SHAREHOLDER INFORMATION

Country of Incorporation and Main	Number of Securities in Issue
Countries of Operation
As of 5 July 2019, the Company’s VivoPower
International PLC is incorporated in	issued share capital consists of
England & Wales. The Company operates in the	13,557,376 ordinary shares
United Kingdom, United States	with a nominal value of $0.012 each.
and Australia.	The Company has 3,000 treasury shares.

Company Registration

Registered office: 7th Floor, 9 Berkeley Street, London, UK W1J 8DW
Registered in England & Wales
Company number: 09978410

FINANCIAL CALENDAR

Annual General Meeting (“AGM”)

The Company’s AGM will be held on 23 September 2019 at the offices of DAC Beachcroft, LLP, 25 Walbrook, London, United Kingdom EC4N 8AF. The notice of the meeting will be sent to shareholders at least 21 days before the meeting.

Page | 82

www.vivopower.com